UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month November 2011
(Commission File No. 001-35193)
Grifols, S.A.
(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.______________.

Grifols, S.A.
TABLE OF CONTENTS

Item	Sequential Page Number

1. Distribution to security holders, dated November 15, 2011.	2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF GRIFOLS S.A. AND SUBSIDIARIES
          You are encouraged to read the following discussion and analysis of Grifols’ financial condition and results of operations together with their 9 month period ended September 30 2011 condensed consolidated interim financial statements and related footnotes that have been subject to a SAS100 review by its certified independent accountants. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this document.
Business Overview
          Grifols is a leading global specialty biopharmaceutical company that develops, manufactures and distributes a broad range of plasma derivative products and also specializes in providing infusion solutions, nutrition products, blood bags and diagnostic instrumentation and reagents for use in hospitals and clinics. Plasma derivatives are proteins found in human plasma, which once isolated and purified, have therapeutic value. Plasma derivative products are used to treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other severe and often life threatening medical conditions. Grifols’ products and services are used by healthcare providers in more than 100 countries to diagnose and treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other medical conditions.
          Grifols plasma derivative products are manufactured at its plasma fractionation plant near Barcelona, Spain, which has a capacity of 2.1 million liters per year, and its plant in Los Angeles, California, United States which currently has a capacity of 2.2 million liters per year. In addition, Clayton, North Carolina site, acquired in the acquisition of Talecris, is one of the world’s largest integrated protein manufacturing sites including fractionation, purification and aseptic filling and finishing of plasma-derived proteins and has a capacity of 2.6 million liters per year. The Melville, New York site, which Grifols leases and operates as a result of the acquisition of Talecris, is an intermediate processing facility and has a capacity of 1.6 million liters per year.
          Grifols organizes its business into four divisions: Bioscience, Hospital, Diagnostic and Raw Materials. Subsequent to the acquisition, Talecris’ operations have been incorporated into the existing Bioscience Division
•	Bioscience. The Bioscience division includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma, and the sale and distribution of end products. The main types of plasma products manufactured by us are IVIG, Factor VIII, A1PI and albumin. Grifols also manufactures hyper immune immunoglobulins, Antithrombin III, Factor IX and PTC. The Bioscience division, which accounts for a majority of the company’s total net sales, accounted on a pro-forma basis[1] for €1,517.4 million, or 88.6%, and €1,472.6 million, or 89.6% , of Grifols’ total net sales for the 9 month period ended September 30, 2011 and the 9 month period ended September 30, 2010, respectively.

•	Hospital. The Hospital division manufactures and, in certain instances installs, products that are used by and in hospitals, such as parenteral solutions and enteral and parenteral nutritional fluids, which are sold almost exclusively in Spain and Portugal, and which on a pro-forma[1] accounted for €70.7 million, or 4.1%, and €65.3 million, or 4.0%, of total net sales for the 9 month period ended September 30, 2011 and the 9 month period ended September 30, 2010, respectively. Grifols believes that it is the leading provider of intravenous therapy in Spain, with a 34% market share.

•	Diagnostic. The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products including analytical instruments and reagents for diagnostics, as well as blood bank products. It concentrates its business in three areas: immunohematology, hemostasis and immunology. The Diagnostic division’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services. The division also manufactures and distributes blood collection bags and other disposables. The Diagnostic division on a pro-forma[1] basis accounted for €87.5 million, or 5.1%, and €81.0 million, or 4.9%, of Grifols’ total net sales for the 9 month period ended September 30, 2011 and the 9 month period ended September 30, 2010, respectively.

•	Raw Materials and Others. The Raw Materials division includes the sale of intermediate pastes and plasma to third parties, and which accounted on a pro-forma[1] basis for €37.0 million, or 2.2%, and €23.9 million, or 1.5%, of Grifols total net sales for the 9 month period ended September 30 of 2011 and the 9 month period ended September 30 of 2010, respectively. Sales of the Raw Materials division are used to optimize inventory levels with the aim of striking a better balance between plasma collections and fractionation needs.
Presentation of Financial Information
     IFRS
          Grifols consolidated financial statements for the years ended December 31, 2010, and the nine months ended September 30, 2011 and September 30 2010 have been prepared in accordance with IFRS as issued by the IASB and IAS 34, Interim Financial Reporting, respectively.
Factors Affecting the Comparability of Grifols Results of Operations
     The Acquisition
          On June 1, 2011, Grifols completed the acquisition of 100% of the share capital of Talecris, for a total of $3.7 billion. The acquisition consideration consisted of a combination of cash consideration of $2.5 billion and non-cash consideration, through the issuance of new Class B shares, of $1.2 billion. The acquisition has been accounted for using the acquisition method pursuant to IFRS 3 (revised), Business Combinations. Under the acquisition method, assets and liabilities are recorded at their fair value on the date of purchase and the total purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed. As of September 30, 2011, the valuation studies necessary to finalize the fair values of the assets acquired and liabilities assumed and the related allocation of the purchase price had not been completed. A final determination of these fair values will reflect, among other things, the consideration of a final valuation based on the actual net tangible and intangible assets, such as acquired in-process research and development, customer relationships, developed and core technology, intellectual property, patents and trade names and contingent liabilities, that exist as of the closing date of the acquisition. The company expects to adjust the fair value of certain of Talecris’ assets and liabilities.
          Costs incurred in the acquisition amounting to Euros 59.6 million have been expensed as incurred and are included in Other operating expenses for an amount of Euros 42.6 million in the nine month period ended 30 September 2011, Euros 9.7 million in the nine month period ended 30 September 2010, and Euros 7.3 million in the last three months of the year 2010.
          Additionally, Grifols incurred significant indebtedness in connection with the consummation of the acquisition, including the assumption of the existing notes and the closing of the Senior Credit Facilities, and the total indebtedness and related interest expenses will be significantly higher than in previous periods.
Factors Affecting Grifols’ Financial Condition and Results of Operations
     Price Controls
          Certain healthcare products, including plasma derivative products, are subject to price controls in many of the markets where Grifols sells them, including Spain and other countries in the European Union. The existence of price controls over these products has adversely affected, and may continue to adversely affect, Grifols’ ability to maintain or increase Grifols’ prices and gross margins.
          As a result of the acquisition, Grifols has significantly expanded its presence in the United States. The United States is the principal market in the world for plasma derivative products and prices for plasma derivative products are currently not regulated, with the exception of certain government healthcare programs, such as the 340B/PHS program (although prices are subject to price pressures from GPOs and insurance companies).

     Plasma Supply Constraints
          Plasma, which is the principal raw material required in the manufacturing of plasma derivative products, is a scarce resource. Grifols’ ability to increase its net sales depends substantially on increased access to plasma.
          Grifols has increased the number of plasma collection facilities by 67 centers as a result of the acquisition. The company expects that the plasma needs for 2012 and going forward will be met through the volumes of collection at its 147 plasma collection centers in the United States and supplemented by approximately 800,000 liters of plasma per year to be purchased from third-party suppliers for the next three years pursuant to multiple plasma purchase agreements assumed in connection with the acquisition. In addition, the company process recovered plasma received from Spanish, Czech and Slovak hospitals and fractionate plasma for Canadian Blood Services and Hema Quebec under manufacturing agreements. In 2010, Grifols plasma collection centers collected approximately 2.6 million liters of plasma. The expanded network of plasma collection centers is capable of increasing the annual plasma collection capacity to 6.5 million liters of plasma per year. The actual volume of plasma that Grifols is able to collect in the future may be less or more than these amounts.
          In addition, the acquisition of Talecris has allowed Grifols to significantly expand its fractionation capacity. As a result of the acquisition, the company has four fractionation facilities located in the United States and Spain, allowing for the fractionation of up to 8.5 million liters of plasma per year in the aggregate.
     Product Licensing Requirements
          The marketing and sale of pharmaceutical and biological products, such as Grifols’ plasma derivatives and parenteral solutions, is subject to the prior registration of such product with the competent authorities of the jurisdiction where the product is to be marketed and sold. The registration process is complex and time-consuming. Grifols’ ability to increase net sales by expanding Grifols’ products into new markets depends substantially on the successful and timely completion of the registration process in those markets.
          Certain costs related to the product licensing process, such as fees payable to the medical personnel who conduct the clinical trials, fees payable to trial volunteers, the product used during the trials, product licensing fees and insurance premiums related to the trials, are capitalized. Expenses related to the product licensing process include primarily personnel (which are recorded under personnel expenses), and other materials used in the clinical trials (which are recorded under cost of material consumed). There is generally a lag time of several months from the moment that Grifols obtains the approval until Grifols effects its first sales, as Grifols has to put in place its sales, marketing and distribution infrastructure.
          Grifols has obtained the product license for Grifols’ three principal products, Flebogamma and Flebogamma DIF IVIG, Fanhdi Factor VIII and Grifols Albumin, in all of Grifols’ principal European markets (Germany, Italy, United Kingdom and Spain). Grifols has also obtained the product license for Flebogamma DIF IVIG and Grifols Albumin in the United States. In addition, Alphanate Factor VIII, Albutein, Alphanine Factor IX and Profilnine PTC products that Grifols acquired from Alpha have been licensed by the regulatory authorities in the principal European markets, the United States and Asia. Talecris’s main products are also licensed in the United States and in the principal European markets.
     Past-Due Receivables
          For sales of Grifols’ products to hospitals and clinics that are part of the social security systems of Spain, Portugal, Italy and certain other countries, Grifols depends upon government health agencies for payment. Grifols has faced significant delays in the collection of payment for Grifols’ products in such countries. The adoption by Spain, effective December 31, 2004, of a European Union directive that requires payment of interest on receivables that are more than 60 days overdue has resulted in a significant decrease in collection delays from these hospitals and clinics. However, Grifols cannot assure that this trend will continue or that the present receivables aging levels for these hospitals and clinics will not increase again, particularly if the funding of these hospitals and clinics is not increased sufficiently by the appropriate governmental health agencies. The failure to receive timely payments for the sale of Grifols’ products negatively affects Grifols’ working capital levels and may require Grifols to obtain more short-term financing than Grifols would otherwise need. These significant delays contributed to Grifols’ receivables ageing average of, 84 days, 83 days and 83 days at December 31, 2008, 2009, 2010.

     Other Factors
          Grifols’ financial and operating prospects can also be significantly affected by a number of other internal and external factors, such as unfavorable changes in governmental regulation or interpretation; increased competition; the inability to hire or retain qualified personnel necessary to sustain planned growth; the loss of key senior managers; problems in developing some of the international operations; and lack of sufficient capital, among others.
Critical Accounting Policies under IFRS
          The preparation of consolidated financial statements in accordance with IFRS as issued by the IASB, requires Grifols to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures of contingent assets and liabilities. A detailed description of Grifols’ significant accounting policies is included in the notes to Grifols’ condensed consolidated interim financial statements.
          Grifols believes that certain of its accounting policies are critical because they are the most important to the preparation of its condensed consolidated interim financial statements. These policies require Grifols’ most subjective and complex judgments, often requiring the use of estimates about the effects of matters that are inherently uncertain. Grifols applies estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting guidance, there have been no significant changes in Grifols’ application of its critical accounting policies during the periods presented. Grifols periodically reviews its critical accounting policies and estimates with the audit committee of the Grifols board of directors. The following is a summary of accounting policies that Grifols considers critical to its consolidated financial statements.
     (a) Business combinations
          As permitted by IFRS 1: First-time Adoption of International Financial Reporting Standards, Grifols has recognized only business combinations that occurred on or after January 1, 2004, the date of transition to IFRS, using the acquisition method. Entities acquired prior to that date were recognized in accordance with accounting principles prevailing at that time, taking into account the necessary corrections and adjustments at the transition date.
          The Group applies the revised IRS 3 “Business combinations” in transactions made subsequent to 1 January 2010.
          Grifols applies the acquisition method for business combinations. The acquisition date is the date on which Grifols obtains control of the acquiree.
          The cost of the business combination is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred or assumed, and equity instruments issued by Grifols, in exchange for control of the acquiree, plus any costs directly attributable to the business combination. Any additional consideration contingent on future events or the fulfillment of certain conditions is included in the cost of the combination provided that it is probable that an outflow of resources embodying economic benefits will be required and the amount of the obligation can be reliably estimated.
          Where the cost of the business combination exceeds Grifols’ interest in the fair value of the identifiable net assets of the entity acquired, the difference is recognized as goodwill. If the acquirer’s interest in the fair value of net assets exceeds the cost of the business combination, the difference remaining after reassessment is recognized by the acquirer in profit or loss.
          IFRS 3 Business Combinations (revised) takes effect for business combinations completed on or after July 1, 2009. This standard could affect future business combinations or other transactions by Grifols. This new standard has not previously affected Grifols as all of its business combinations were completed prior to July 1, 2009. Under IFRS 3 (revised) direct transaction costs are not part of the purchase cost and are expensed when incurred.
     (b) Useful lives of property, plant and equipment and intangible assets
          Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a systematic basis over its useful life. The depreciable amount is the cost or deemed cost less its residual value.

Grifols determines the depreciation charge separately for each component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset.
          Depreciation of property, plant and equipment is determined based on the criteria outlined below:

Depreciation
	Method	Rates
Buildings	Straight line	1%-3%
Plant and machinery	Straight line	8%-10%
Other installations, equipment and furniture	Straight line	10%-30%
Other property, plant and equipment	Straight line	16%-25%
          Grifols assesses whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded by Grifols as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.
          Intangible assets with indefinite useful lives and goodwill are not amortized but tested for impairment at least annually or more frequently if events indicate a potential impairment loss.
          Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortization	Estimated Years of
	Method	Useful Life
Development expenses	Straight line	3 - 5
Concessions, patents, licenses, trademarks and similar	Straight line	5 - 15
Software	Straight line	3 - 6
          Grifols reviews residual values, useful lives and depreciation methods at each financial year-end. Changes to initially established criteria are accounted for as a change in accounting estimates.
     (c) Internally generated intangible assets
          Any research and development expenditure incurred during the research phase of projects is recognized as an expense when incurred.
          Costs related with development activities are capitalized when:
•	Grifols has technical studies justifying the feasibility of the production process.

•	Grifols has undertaken a commitment to complete production of the asset whereby it is in condition for sale or internal use.

•	The asset will generate sufficient future economic benefits; and

•	Grifols has sufficient financial and technical resources to complete development of the asset and has developed budget and cost accounting control systems which allow budgeted costs, introduced changes and costs actually assigned to different projects to be monitored.
          The cost of internally generated assets is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalized by allocating the costs attributable to the asset to self-constructed assets in the consolidated income statement.
          Costs incurred in the course of activities which contribute to increasing the value of the different businesses in which the Group as a whole operates are expensed as they are incurred. Replacements or subsequent costs incurred on intangible assets are generally recognised as an expense, except where they increase the future economic benefits expected to be generated by the assets.
     (d) Impairment of goodwill and intangible assets with indefinite useful lives
          Grifols tests for possible impairment of goodwill and intangible assets with indefinite useful lives at least annually.
          The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. An asset’s value in use is calculated based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.

          Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash-generating unit (“CGU”) to which the asset belongs.
          Impairment losses recognized for cash-generating units are first allocated to reduce, where applicable, the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of its fair value less costs to sell, its value in use and zero.
          At the end of each reporting period Grifols assesses whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses for other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset.
          A reversal of an impairment loss is recognized in consolidated profit or loss. The increase in the carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized.
          The reversal of an impairment loss for a CGU is allocated to its assets, except for goodwill, pro rata with the carrying amounts of those assets, with the limit per asset of the lower of its recoverable value and the carrying amount which would have been obtained, net of depreciation, had no impairment loss been recognized.
          Details of and movement in goodwill in the nine months period ending September 30 2011 are as follows:

	Thousands of Euros
	Balances at				Balances at
	December	Business		Translation	September
	31,2010	combinations	Impairment	Differences	30,2011

Net value
Grifols UK, Ltd.	7,982	0	0	(55)	7,927
Grifols Italia, S.p.A.	6,118	0	0	0	6,118
Biomat USA, Inc.	113,052	0	0	(1,181)	111,871
Plasmacare, Inc.	38,464	0	0	(402)	38,062
Woolloomooloo Holdings Pty Ltd. (Australia)	23,832	0	(13,000)	(655)	10,177
Talecris Biotherapeutics (USA)	0	1,582,295	0	106,049	1,688,344

	189,448	1,582,295	(13,000)	103,756	1,862,499

          Goodwill resulting from the Talecris acquisition is still provisional as the estimation of the fair value of assets, liabilities and contingent liabilities of the business acquired is in progress
          Goodwill has been allocated to each of Grifols’ CGUs in accordance with their respective business segment and on a geographical basis, those being the lowest level at which goodwill is controlled for management purpose and lower than operating segments. Plasmacare, Inc. is integrated into the management of Biomat USA, Inc. for the purpose of impairment testing.
          Goodwill has been allocated to the cash generating units as follows:
•	UK: bioscience segment

•	Italy: bioscience segment

•	USA: bioscience segment

•	Australia: mainly to the diagnostics segment.
          The recoverable amount of a CGU is determined based on its value in use. These calculations use cash flow projections based on the financial budgets approved by management. Cash flows as of the year in which stable growth has been reached are extrapolated using the estimated growth rates indicated below.
          At 30 September 2011, on the basis of the profits generated during the nine month period ended 30 September 2011, there are no indications that the goodwill of the CGUs belonging to the Bioscience has been impaired.
          For the six months ended 30 June 2011, there was an impairment indicator for the Australia CGU and therefore goodwill impairment was prepared. The CGU’s market performance was lower than expected. As a result of the impairment test performed, an impairment of the CGU’s goodwill (diagnostic) of Euros 13,000 thousand has been accounted for at 30 June 2011. At 30 September 2011, there are no indications that an additional impairment has to be recorded.
     The key assumptions used in calculating values in use for the year ended 31 December 2010 and for the 6 month period ended 30 June 2011 were as follows:

	31/12/2010
	Growth rate	Pre- tax discount rate
Bioscience	2.0% - 3.0%	10.5% - 10.9%
Diagnostic	2.0%	10.4%

	30/06/2011
	Growth rate	Pre - tax discount rate
Bioscience	N/A	N/A
Diagnostic	2.0%	11.5%
     Management determined budgeted gross margins based on past experience and forecast market development. Average weighted growth rates are coherent with the forecasts included in industry reports. The discount rate used reflects specific risks related to the CGU.
     (e) Inventories
     Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.
     The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting. Fixed production overheads are allocated based on the higher of normal production capacity or actual level of production;
     The cost of raw materials and other supplies, the cost of merchandise and costs of conversion are allocated to each inventory unit on a first-in, first-out (“FIFO”) basis; and
     Grifols uses the same cost model for all inventories of the same nature and with a similar use within Grifols.
     Volume discounts extended by suppliers are recognised as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met. Discounts for prompt payment are recognised as a reduction in the cost of the inventories acquired.
     The cost of inventories is adjusted against profit and loss when cost exceeds the net realizable value. Net realizable value is considered as follows:
•	Raw materials and other supplies: replacement cost. Nevertheless, raw materials are not written down below cost if the finished goods into which they will be incorporated are expected to be sold at or above cost of production.

•	Goods for resale and finished goods: estimated selling price, less costs to sell.

•	Work in progress: the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale.
     The previously recognized reduction in value is reversed against profit and loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances. The reversal of the reduction in value is limited to the lower of the cost and revised net realizable value of the inventories. Write-downs may be reversed with a credit to inventories of finished goods and work in progress and supplies.

     (f) Revenue recognition
     Grifols recognizes revenue when earned, which is generally at the time of delivery to the customer. Recognition of revenue also requires reasonable assurance of collection of sales proceeds, a fixed and determinable price, persuasive evidence that an arrangement exists, and completion of all other performance obligations. Allowances against revenues for estimated discounts and rebates are established by Grifols concurrently with the recognition of revenue.
     Grifols participates in state government-managed Medicaid programs in the United States. Grifols accounts for Medicaid rebates by establishing an accrual at the time the sale is recorded in an amount equal to its estimate of the Medicaid rebate claims attributable to such sale. Grifols determines its estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid program and any new information regarding changes in the Medicaid programs’ regulations and guidelines that would impact the amount of the rebates. Grifols considers outstanding Medicaid claims, Medicaid payments, and levels of inventory in the distribution channel and adjusts the accrual periodically to reflect actual experience. While these rebate payments to the states generally occur on a one- to two- quarter lag, any adjustments for actual experience have not been material.
     Group Purchasing Organizations or other customers, both in the United States, that have entered into a contract with Grifols for purchases of Flebogamma are eligible for a pricing discount based upon a minimum purchase quantity of Flebogamma each month. These rebates are recorded as a reduction of sales and accounts receivable in the same month the sales are invoiced based upon a combination of actual customer purchase data and on historical experience when the actual customer purchase data is reported later in time.
Results of Operations
     Nine months Ended September 30, 2011 Compared to Nine months Ended September 30, 2010
     2011 reported figures include Talecris’ sales from the month of June 2001, first month of consolidation within the group. Pro-forma figures include Talecris sales from January 2011 and 2010 respectively, are unaudited and provided for guidance purposes only.
     Sales trends: Pro-forma1 results
     Grifols’ sales revenue rose by 8% during the first nine months of 2011 in constant currency terms (cc) to reach 1,712.6 million euros to September, compared with an equivalent figure of 1,642.8 million euros for the same period of 2010 taking into account the pro-forma1 joint income of Grifols and Talecris. The increased sales volume, confirmed across all divisions, remained the principal driver of growth in the context of an environment with strong pressure on prices and a negative exchange rate effect, in particular euro: dollar rates. In comparable terms, growth would be 4.2% after taking into account the exchange rate effect.
     The new pro-forma1 joint results corresponding to the first nine months of 2011 show the anticipated changes to the relative weight of each business area as a proportion of total group income. The sales of the Bioscience division, which currently accounts for 88.6% of Grifols sales revenue, total 1,517.4 million euros, an increase of 7.1% (cc). The sales of the Diagnostic division have grown by 8.7% (cc) to 87.5 million euros and the sales of the Hospital division amount to 70.7 million euros, 8.4% (cc) higher. As anticipated, both divisions have reduced their weight to 5.1% and 4.1% respectively as a result of the integration.
     Summary of Sales by Division Pro-forma1

	Thousands of Euros
		% on		% on
	9M 2011	sales	9M 2010	sales	% var	% var CC

Bioscience	1,517,388	88.6	1,472,603	89.6	3.0	7.1
Hospital	70,743	4.1	65,284	4.0	8.4	8.4
Diagnostic	87,480	5.1	81,001	4.9	8.0	8.7
Raw Materials and Others	36,969	2.2	23,940	1.5	54.4	63.7

Total	1,712,580	100.0	1,642,828	100.0	4.2	8.0

*	Constant Currency (CC) excludes the impact of exchange rate movements

Raw Materials & Others includes royalties and income derived from the agreements with Kedrion

     The geographic distribution of income has also changed since the acquisition, although all the main regions where the company operates through its own commercial subsidiaries in 24 countries and through distribution agreements have seen growth.
     The United States and Canada recorded an increase of 8.2% (cc), with sales revenue exceeding 1,000 million euros. As part of the integration process, a global operating framework has already been established, making it possible to centralize and promote the sales of plasma products in the United States market. To achieve this goal, Grifols has established separate, mixed commercial units (bringing together marketing and sales) for each of its main plasma products: IVIG (intravenous immunoglobulin), albumin, clotting factors (factor VIII, factor IX, anti-thrombin), and alpha1-antitrypsin. This new operating structure is enabling the group to rapidly reposition itself in the United States and Canada as a leader in the sector among professionals working in the health and hospital sector, patients’ associations, and with general purchasing organizations (GPOs).
     In Europe sales have continued to rise, increasing by 3.2% (cc) to generate 447.4 million euros to September 2011. In line with forecasts, the group has strengthened its commercial presence in Germany, where the company hopes to continue to gain market share after the integration process has been completed.
     Income in other geographic regions has also continued to rise. Joint sales in areas such as Latin America, Asia-Pacific and Australia, among others, stood at 236.3 million euros, gradually growing in importance to show an average increase of 9.6% (cc).
     The sales performance in Spain has remained at similar levels to those recorded for the same period of the previous year, despite the restrictions on public health expenditure.
Summary of Sales by Region Pro-forma1

	Thousands of Euros
		% on		% on
	9M 2011	sales	9M 2010	sales	% var	% var CC

EU	447,360	26.1	432,954	26.4	3.3	3.2
US+Canada	1,011,724	59.1	986,757	60.0	2.5	8.2
ROW	236,342	13.8	219,715	13.4	7.6	9.6
Sub total	1,695,426	99.0	1,639,426	99.8	3.4	7.1

Raw Materials	17,154	1.0	3,402	0.2	404.2	460.2

Total	1,712,580	100.0%	1,642,828	100.0%	4.2	8.0

*	Constant Currency (CC) excludes the impact of exchange rate movements

Raw Materials includes and income derived from the agreements with Kedrion
     However, nearly 90% of Grifols’ activity1 now occurs outside of Spain. The United States accounts for 59.1% of income, Europe represents 26.1%, and other geographic regions generate 13.8% of sales revenue. Taking into account sales3 for the four months period of joint activity, the relative weight of the Spanish market between January and September 2011 fell already to 14.8% compared to 23.2% for the same period of 2010.
     Sales performance: Reported results to September 2011 3
     Grifols’ sales revenue during the first nine months of 2011, including Talecris sales from June to September (4 months)3, was 1,205.5 million euros. This represents growth of 72.3% (cc) in relation to Grifols’ turnover for the same period of 2010, which was 738.8 million euros. Taking into account the exchange rate effect, growth would be 63.2%.
     During the first nine months of the year, and with four months of joint activity, the sales of the Bioscience division grew to 1,017.3 million euros, representing 84.4% of total sales revenue, while Diagnostic and Hospital reduced as expected their share of global income to 7.3% and 5.9%, respectively due to the integration.
     Taking into account the geographical complementarity of the markets, including Talecris sales from June to September, Grifols achieved particularly impressive growth in the United States and Canada. From January to September 2011 sales rose to reach 596.5 million euros3, a 49.5% of total revenues. In Europe, sales grew to 385.4 million euros, while in other geographic areas income exceeded 206.5 million euros.

     Summary of Sales by Division Reported 3

	Thousands of Euros
		% on		% on
	9M 2011	sales	9M 2010	sales	% var	% var CC

Bioscience	1,017,281	84.4	578,756	78.3	75.8	86.9
Hospital	70,743	5.9	65,285	8.8	8.4	8.4
Diagnostic	87,480	7.3	81,001	11.0	8.0	8.7
Raw Materials and Others	30,036	2.4	13,781	1.9	118.0	135.1

Total	1,205,540	100.0	738,823	100.0	63.2	72.3

*	Constant Currency (CC) excludes the impact of exchange rate movements

Raw Materials & Others includes royalties and income derived from the agreements with Kedrion
     Summary of Sales by Region Reported3

	Thousands of Euros
		% on		% on
	9M 2011	sales	9M 2010	sales	% var	% var CC

EU	385,376	32.0	323,167	43.7	19.2	19.3
US+Canada	596,492	49.5	251,630	34.1	137.1	161.1
ROW	206,518	17.1	160,624	21.7	28.6	31.4
Sub total	1,188,386	98.6	735,421	99.5	61.6	70.5

Raw Materials	17,154	1.4	3,402	0.5	404.2	460.2

Total	1,205,540	100.0	738,823	100.0	63.2	72.3

*	Constant Currency (CC) excludes the impact of exchange rate movements

Raw Materials includes and income derived from the agreements with Kedrion
Margin Analysis
     During the first nine months of 2011, Grifols’ pro-forma results1 show how adjusted2 EBITDA1 remained stable at 469.7 million euros, representing 27.4% of sales, while net adjusted2 profit1 stand at 194.8 million euros or 11.4% of pro-forma sales1.
     Grifols’ adjusted2 EBITDA from January to September 2011, including 4 months of Talecris3, totaled 315.9 million euros, a figure which represents 26.2% of sales income and an increase of 49% with respect to the same period of 2010. Net adjusted2 profit3 rose by 7.6% to reach 111.7 million euros, a 9.3% over sales. Taking into account the transaction costs associated with the acquisition of Talecris, the gross operating result would be 243.2 million euros3, a figure which represents 20.2% of sales, while net profit3 would be 43.8 million euros equivalent to 3.6% over sales.
Pro-forma results1— Grifols 9 month

	Millions of Euros
	9M2011	9M2010	%var

SALES	1,712.6	1,642.8	4.2
Adjusted EBITDA[2]	469.7	469.1	0.1
% on sales	27.4	28.6
Adjusted Net Profit[2]	194.8	234.0	-16.7
% on sales	11.4	14.2
     In general terms, Grifols’ margins have been affected by the negligible contribution of prices to income growth, higher cost of raw material, and the effect of health reforms in Germany and Spain not fully discounted in the comparable values for the same period of 2010.

Reported results3— Grifols 9 month

	Millions of Euros
	9M2011	9M2010	% var

EBITDA	243.2	202.3	20.2
% on sales	20.2	27.4
Adjusted EBITDA[2]	315.9	212.1	49.0
% on sales	26.2	28.7
Net Profit	43.8	97.0	-54.8
% on sales	3.6	13.1
Adjusted Net Profit[2]	111.7	103.8	7.6
% on sales	9.3	14.1
     The range of initiatives implemented in the context of the integration process which is currently under way are not yet reflected in the group’s results. Some of these, such as the management integration of the group’s plasma collection centers in the United States and other operational improvements in production, such as FDA approval to use an intermediate product (Fraction II+III) of the Los Angeles plant in the production of IVIG at the Clayton plant (Gamunex®), will make a positive contribution towards efficiency and margins in the medium term.
     The results clearly show Grifols’ commitment towards research, with over 5% of sales1 committed to R&D in the period. It is worth highlighting the clinical trials using Plasmin, a new hemoderivative, in cases of acute arterial peripheral occlusion and the on going medical studies for the utilization of the Fibrin Sealant in several types of surgery. The production plant in Spain to purify this biological glue is already finished and currently under validation.
Analysis by business areas
     Positive performance in all divisions
     The operating results achieved by the group1 reflect the positive performance of all divisions, and confirm Grifols’ leadership in the plasma products sector as the world’s third-largest company by sales volume. The integration plan will generate synergies by optimizing costs and improving efficiency at every stage of the production process. Grifols consolidates future growth by sustaining the company’s internationalization, R&D, and investment as the strategic basis of its management strategy.
     Bioscience Division: 88% of revenues1
     Bioscience income, which includes pro-forma joint sales1 for Grifols and Talecris from January to September 2011, totaled 1,517.4 million euros, an increase of 3% compared to the same period of 2010 and representing growth of 7.1% at constant exchange rate (cc). This business area has therefore sustained the upward trend recorded in preceding quarters, although the main engine of growth has been the increase in sales volume of plasma products, with the price factor and the euro:dollar exchange rate both having a negative impact. By product, the major contribution came from sales of intravenous immunoglobulin (IVIG) and alpha1-antitrypsin, a major plasma product for the group following the purchase of Talecris, with sales of other plasma proteins stable.
     Including joint sales from June to September 20113, revenues increased by 75.8% to 1,017.3 million euros, representing 84.4% of total group sales.
     A major feature of the quarter has been the reorganization of the operating and commercial structure in the United States. While the portfolio of hemoderivatives expanded with the inclusion of Talecris products, the reorganization of the sales force into specific commercial units for each of the main plasma products is contributing to the rapid consolidation of Grifols as a new leader in the sector among health and hospital professionals and patient associations.
     With respect to the plasma collection centers, which are the source of the group’s raw material, the new structure will deliver cost efficiencies. Grifols’ 147 plasmapheresis centers, organized into 8 divisions (18 centers per area), will function as independent business areas from an operational perspective, while a single corporate structure will be established to provide global support and management. The aim is to minimize structural costs, and to diversify risk to ensure plasma supply at all times in the face of possible events of force majeure, to optimize costs relating to the logistics and distribution of raw material, to standardize high efficiency levels in plasma collection, to reduce reliance on third party services (such as testing), and to control inventory levels, among others.
     In the third quarter Grifols obtained FDA approval to use an intermediate product, Fraction II+III from the Los Angeles plant, in the production of Gamunex® IVIG at the Clayton plant. This approval will allow higher yielding production to be increased, which over the medium term will led to improved margins and greater efficiency in the use of raw materials.
     Diagnostic Division: 5.1% of sales1
     Diagnostic increased its sales revenue by 8% to 87.5 million euros, with across-the-board increases in its main business areas. This division has a high degree of internationalization, and enjoys a wide range of possible routes to growth.
     A major example of this is provided by the agreement reached with Japanese company Kainos, which will distribute Grifols’ transfusional diagnostics equipment in Japan, including reagent and automatic instrumentation to determine blood types and perform donor—patient compatibility studies. In particular, Kainos will market WaDiana® and Erytra® instrumentation for the automatic processing of DG Gel® blood typing cards using gel agglutination technology, together with other associated reagents which will complement the activities of Kainos in the field of transfusion medicine. This agreement will strengthen the Diagnostic division in the Japanese market, where the procedure for blood typing has recently been standardized.
     Another major development was the purchase by Grifols of 51% of the Australian-Swiss company Lateral-Medion for 9.5 million euros, making Grifols the company’s sole owner.
     Hospital Division: 4.1% of turnover1
     The income of the Hospital division rose by 8.4% to September 2011, reaching 70.7 million euros. International growth and the strategy of geographical diversification through agreements have been the principle drivers of growth in an environment characterized by strong budgetary restrictions on public health expenditure.
     Within the exclusive distribution agreement for Spain with Health Robotics, it is worth noting the completion of the process of automating the pharmacy service of Vall d’Hebron University Hospital in Barcelona with the implementation of a Robot I.V. Station®. This project consolidates the leadership position of Grifols’ Hospital division as a provider of automation services of this sort, which reduce the risk of medication errors and help avoid potential cross-contamination between different drug types, and prevent potential hospital infections.
     Raw Materials & Others: 2.2% of turnover1
     Revenues in the Raw Materials & Others division totaled 37.0 million euros. The increase is explained by the allocation to the division of income relating to the agreements with Kedrion and of royalties previously included within Bioscience.
Balance sheet: main indicators
     Goodwill variation
     Total consolidated assets to September amounted to 5,486.7 million euros, compared to 5,344.2 million euros reported in June 2011.
     These differences are due, primarily, to the fair value adjustments of assets and foreign exchange impact, which have translated into a net increase in intangible fixed assets of approximately 300 million euros, to 2,767.8 million euros. Under this heading, it is important to note the reduction in the goodwill valuation, which is down to 1,862.5 million euros as a result of the allocation of the purchase price to different asset and liabilities. At the same time, the valuation of intangible assets, subject to amortization, has risen to 905.3 million euros, although it is important to note these values remain provisional.
     The management of working capital to September 2011, both in accounts due and in inventory, has also improved. Inventory levels remained stable at 997 million euros and stock turnover stands now approximately at 300 days. This trend was already under way in the first quarter of the year and with the acquisition of

Talecris, will continue progressively, although the improvement would have been greater had it not been for the impact of the dollar: euro exchange rate.
     Investment plan (CAPEX) for the period 2012—2015.United States will receive 75% of Grifols investments: around 723 million dollars
     In the period to September 2011 Grifols continued its investment plan (CAPEX) to expand and improve its production facilities. After the end of the third quarter, the company announced details of the investment plan to 2015, worth approximately 964 million dollars (700 million euros). 84% of these resources will go to the Bioscience division, while around 5% will go to the Diagnostic and Hospital divisions.
     Grifols’ main objective is to gradually expand the capacity of its manufacturing facilities in Spain and the United States, increasing in a balanced manner both the group’s plasma fractionation facilities and the protein purification capacity which underpins production of plasma products. Part of the investment will also be allocated to the opening, expansion and relocation of plasma donor centers, and to improving testing laboratories and logistics centers.
     For 2016, the group forecasts that its plasma fractionation capacity will be 12.3 million liters/year, while its purification facilities for IVIG, one of the main plasma proteins, will allow it to obtain a maximum of 48.5 million grams per year, which will be sold under the brands Flebogamma DIF® and Gamunex®, almost doubling the current capacity. The investment plan also includes the expansion of facilities for the purification of albumin, plasmin and other plasma products.
     During the third quarter and as part of the CAPEX program, Grifols started the construction of a new fractionation plant in Parets del Valles, Spain, with capacity for 1 million liters expandable to 2 million.
     The implementation of this investment plan will enable the group to generate savings worth over 280 million dollars until 2015 compared to the plans of each company on a standalone basis.
     Keeping net financial debt below estimates
     Grifols’ net financial debt as at September 2011 stood at 2,761.6 million euros, slightly higher than the figure of 2,595.3 million euros reported in June 2011 as a consequence of the negative impact of the euro:dollar exchange rate. However, the ratio of 4.6 times adjusted2 EBITDA means it remains below the group’s forecast ratio of 5 times .
     The predicted increase in short-term cash flows has enabled the company to keep its leverage. Specifically, on July 1, 2011, Grifols repurchased Talecris bonds to a total value of 430 million euros, leading to a decline in the group’s cash positions, which stood at 162.6 million euros in September 2011. Grifols has sufficient resources to meet its working capital requirements; however it anticipates that greater exposure to countries with shorter payment terms as a result of the planned geographical redistribution of sales will translate into reduced funding requirements and an improvement in working capital, among others.
     At the same time, and despite currency impacts, Grifols estimates that the net financial debt ratio will fall to 3.5 times EBITDA in the next two years and will return to the debt levels prior to the acquisition once all the synergies have been obtained.
     It is worth mentioning a 342 million euro increase in the deferred tax liability balance which now stands at 482.9 million euros. This relates to the fiscal impact of allocating the purchase price among the different assets and liabilities.
     Net equity
     The purchase of Talecris saw a significant increase in the group’s net equity, as a result of the issue of new Grifols non-voting shares (Class B) to meet the non-cash part of the payment. At September 2011, Grifols’ net equity was 1,598.6 million euros, that compared to the figure of 1,513.6 million euros reported as at June 2011, meant an increase of 85 million euros.
     In the third quarter of 2011 Grifols also purchased 51% of Australian-Swiss company Lateral-Medion for 9.5 million euros, making Grifols its sole owner. In 2009, Grifols acquired 49% of the capital of Lateral-Medion for 25 million euros, although it controlled 100% of the voting rights.
     To September 2011, Grifols’ share capital amounted to 114.9 million euros, represented by 213,064,899 ordinary shares (Class A), and 83,811,688 non-voting shares (Class B).

     After the end of the quarter, the group announced the possibility of increasing its capital through the issue of 29,687,658 new Class B shares which, fully paid-up and charged to voluntary reserves, will be used to remunerate shareholders. These will receive free of charge 1 new Class B Grifols share for every 10 old shares regardless of whether they are Class A or Class B. Holders of Class A or Class B shares will receive Class B shares (GRF.P) listed in the Spanish Stock Exchange, while holders of ADR’s will receive securities listed in NASDAQ ( GRFS)
     The proposal will be submitted for the approval of shareholders at the Extraordinary General Meeting scheduled for December 2, 2011. If the capital increase is approved, Grifols’ share capital will be 117.9 million euros, represented by 213,064,899 ordinary shares (Class A) and 113,499,346 non-voting shares (Class B).
     Liquidity and Capital Resources
Uses and Sources of Funds
     Grifols’ principal liquidity and capital requirements consist of the following:
•	costs and expenses relating to the operation of Grifols’ business, including working capital for inventory purchases and accounts receivable financing;

•	capital expenditures for existing and new operations; and

•	debt service requirements relating to Grifols’ existing and future debt.
     Historically, Grifols has financed its liquidity and capital requirements through internally generated cash flows, debt financings and capital infusions.
     Historical Cash Flows
     Below are Grifols’ consolidated statements of cash flow for the nine months ended September 30, 2010 and 20113 prepared under IFRS.

Consolidated Statements of Cash Flows
For the Nine months Ended
September 30, 20113 and 2010
(Expressed in thousands of Euros)

	9M 2011[3]	9M 2010
Cash flows from operating activities
Profit before tax	61,473	128.586
Adjustments for:	174,399	68.223
Amortisation and depreciation	59,765	33.251
Other adjustments:	114,634	34.972
Losses on equity accounted investments	942	787
Exchange differences	3,218	(897)
Net provision charges	17,781	825
(Profit) / loss on disposal of fixed assets	7,585	(239)
Government grants taken to income	(1,081)	(668)
Finance expense / income	108,524	36.096
Other adjustments	(22,335)	(932)
Changes in capital and assets	(66,584)	(84.508)
Change in inventories	8,059	(14.496)
Change in trade and other receivables	(37,019)	(25.587)
Change in current financial assets and other current assets	2,228	(37.321)
Change in current trade and other payables	(39,852)	(7.104)
Other cash flows from operating activities	(108,330)	(40.454)
Interest paid	(104,497)	(21.671)
Interest recovered	1,970	2,158
Income tax recovered	(5,803)	(20,941)
Net cash from operating activities	60,958	71,847
Cash flows from investing activities
Payments for investments	(1,730,941)	(82,427)
Group companies and business units	(1,624,869)	(3,728)
Property, plant and equipment and intangible assets	(105,259)	(75,046)
Property, plant and equipment	(87,026)	(67,915)
Intangible assets	(18,233)	(7,131)
Other financial assets	(813)	(3,653)
Proceeds from the sale of property, plant and equipment	76,385	2,551
Property, plant and equipment	70,913	2,551
Other financial assets	5,472	0
Net cash used in investing activities	(1,654,556)	(79,876)
Cash flows from financing activities
Proceeds from and payments for equity instruments	(2,473)	(1,250)
Issue	(2,473)	0
Acquisition of own shares	0	(1,250)
Proceeds from and payments for financial liability instruments	1,802,630	27,619
Issue	2,987,566	75,680
Redemption and repayment	(1,184,936)	(48,061)
Dividends and interest on other equity instruments paid	0	(27,282)
Other cash flows from financing activities	(290,923)	323
Transaction costs of financial instruments issued in the acquisition of Talecris	(291,270)	0
Other amounts received from financing activities	347	323
Net cash from / (used in) financing activities	1,509,234	(590)
Effect of exchange rate fluctuations on cash	7,330	13,742
Net increase in cash and cash equivalents	(77,034)	5,123
Cash and cash equivalents at beginning of the period	239,649	249,372
Cash and cash equivalents at end of period	162,615	254,495

Indebtedness
     High Yield Senior Unsecured Notes
     On 13 January 2011, the Group closed its scheduled issue of High Yield Senior Unsecured Notes for an amount of US Dollars 1,100 million, with a 7 year maturity period (2018) and an annual coupon of 8.25%. This issue, together with the already completed syndicated loan allowed the Company to obtain necessary funds to pay the acquisition of Talecris on 2 June 2011.
     As requested by this new credit agreement, on 2 June 2011 the Group has cancelled the US Private Placement (corporate bonds) totaling US Dollar 600 million and has expensed all associated transaction costs. The make — whole payment related to the extinguishment of the US Private Placement amounting to Euros 112 million has been included as transaction costs as the payment was a requirement for obtaining the new credit agreement. These costs together with other debt issuance costs (underwriting fees, ticking fees, closing fees, etc.) amounting to further Euros 245 million have been deferred as transaction costs based on the allocation to the associated liabilities.
Bank Debt
     Syndicated loan.
     On 23 November 2010 the Group signed loan agreements amounting to US Dollars 3,400 million for the purchase of Talecris. Details of this collateralized senior debt are as follows:
• Non-current syndicated financing Tranche A: Senior Debt Loan repayable in 5 years divided into two tranches: U.S Tranche A and Foreign Tranche B.
•	U.S Tranche A :
•	Aggregate Principal Amount of US 1,200 million.

•	Applicable margin of 375 basis point (bp) linked to US Libor.

•	Floor over US Libor of 1.75%
•	Foreign Tranche A :
•	Aggregate Principal Amount of EUR 220 million.

•	Applicable margin of 400 basis point (bp) linked to Euribor.

•	Floor over Euribor of 1.75%
• Non-current syndicated financing with Tranche B: 6 year loan (payment of whole principal upon maturity) divided into two tranches : US. Tranche B and Foreign Tranche B.
•	U.S Tranche B :
•	Aggregate Principal Amount of US 1,300 million.

•	Applicable margin of 425 basis point (bp) linked to US Libor.

•	Floor over US Libor of 1.75%
•	Foreign Tranche B :
•	Aggregate Principal Amount of EUR 220 million.

•	Applicable margin of 450 basis point (bp) linked to Euribor.

•	Floor over Euribor of 1.75%
• Senior revolving credit facility amounting to US Dollars 300 million. No amounts have been drawn against the credit facility as of 30 September 2011.
•	U.S Revolving Credit Facility :
•	Committed Amount : US 50 million

•	Applicable margin of 375 basis point (bp).
•	U.S. Multicurrency Revolving Credit Facility:
•	Committed Amount : US 200 million

•	Applicable margin of 375 basis point (bp)
•	Foreign Revolving Credit Facility :
•	Committed Amount : US 50 million.

•	Applicable margin of 400 basis point (bp).

     Derivatives
     As the floor included in Tranche A and Tranche B loans is in the money, embedded derivatives exist in those contracts, which have been fair valued and separated from the loans.
     In June 2011, the Group subscribed two derivatives in order to comply with the mandatory hedging according to the Credit Agreement. The two derivatives are a step-up interest rate swap and a swap floor, which have a notional of US Dollars 1,550 million each. The interest rate swap complies with the criteria required for hedge accounting.
     During 2009, Grifols entered into two unquoted futures contracts, the notional underlying of which consists of Grifols shares, with a solvent financial institution. The contracts are settled by differences between the market value of the notional underlying and the exercise price. Until 30 September 2011 the Company has sold 728,382 futures and realized a gain of Euros 1.6 million. In June 2011 the remaining future contracts were extended until December 2011.
Third quarter 2011 highlights
     Rating agencies confirm credit rating of Grifols corporate debt
     Moody’s and Standard and Poor’s confirm Grifols’ corporate rating at B1/BB- respectively and assign a rating of Ba3/BB to senior secured debt and B3/B to the group’s unsecured debt.
     Grifols reorganizes its Audit Committee and its Appointments and Remuneration Committee
     The Audit Committee members are directors’ Luís Isasi, Steven F. Mayer and W. Brett Ingersoll, with Tomás Dagá as secretary. The Appointments and Remuneration Commission is made up of Edgar D. Jannotta, Víctor Grifols and Anna Veiga, with Raimon Grifols filling the position of secretary.
     First step towards realizing operating synergies: Grifols obtains FDA approval to use intermediate product in the production of Gamunex®
     In the third quarter of 2011 Grifols obtained FDA approval to use an intermediate product, Fraction II+III from the Los Angeles plant, in the purification of IVIG at the Clayton plant, Gamunex®. This approval is a significant step in achieving the operating synergies the group seeks relating to costs reduction, by increasing the yield per liter of plasma over the medium term.
     Ongoing commitment to Human Resources
     In September 2011 Grifols’ average workforce consisted of 11,225 members of staff, an increase of 88% compared to the end of 2010 as a result of the acquisition of Talecris. 74% of employees are located in North America, while 24% are based in Europe.
     Grifols holds its annual meeting with investors and analysts in Barcelona
     Following the end of the third quarter, Grifols held its annual meeting with analysts and investors. Over 80 experts and professionals interested in finding out about the company’s progress attended the event, hosted by the President, Víctor Grifols and the company’s senior management.
     Grifols receives Institut d’Estudis Financers (IEF) prize for Financial Excellence 2011 in Corporate Communication
     Grifols has been awarded the 2011 price for Financial Excellence in Corporate Communication by the Institut de Estudis Financers (IEF). The members of the press jury, consisting of journalists specializing in financial information, recognize Grifols’ communication policy, which is based on transparency, quality, and a commitment to both the market and a general audience

     The Autonomous University of Barcelona and the Germans Tries i Pujol Institute license a gene therapy patent to Grifols
     The therapy involves inserting a copy of a functional gene into the cells of patients who lack the gene or have a defective copy. This raises a wide range of therapeutic possibilities. The license will allow Grifols to develop a new specific, versatile, safe gene therapy method.
     Grifols joins the Alliance for Research and Innovation in Health (ALINNSA) led by the Spanish Ministry for Science and Innovation, through the Carlos III Institute of Health.
     This alliance to promote R&D+i in the health sector brings together the leading representatives of the Spanish biomedical sector, including institutions, public research centers, companies and business organizations. It will help to define a national strategy for biomedical research and innovation, and will promote international visibility.

1	Includes Talecris’ results from June 2011, first month consolidated

2	Excluding costs associated to the transaction of Talecris and non recurring costs

3	Unaudited pro-forma figures prepared from the consolidated statements of both companies. Provided for guidance purposes only.
“Cautionary Statement Regarding Forward-Looking Statements”
The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law.
This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations

GRIFOLS, S.A. AND SUBSIDIARIES
Condensed Consolidated Interim Financial Statements
for the nine months period ended 30 September 2011

KPMG Auditores, S.L
Torre Reala
Placad’Europa. 41
08908 L’Hosptalet de Llobregat
Barcelona
Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders of Grifols, S.A.
We have reviewed the accompanying condensed consolidated balance sheet of Grifols, S.A. and subsidiaries (the “Company”) as of September 30, 2011. the related condensed consolidated income statements, consolidated statements of comprehensive income, statements of changes in consolidated equity and consolidated statements of cash flow for the nine-month periods ended September 30, 2011 and 2010. These condensed consolidated interim financial statements are the responsibility of the Company’s management.
We conducted our review in accordance with standards established of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
/s/ KPMG Auditores, S.L.
Barcelona, Spain, November 14, 2011

KPMG Auditores S.L., a limited liability Spanish	Reg. Mer Madrid T. 11961, F-90,
company, is a subsidiary of KPMG	Sec 8, H. M T88.007 InsCrp 9
Europe LLP and a member firm of the KPMG	N.I.F B-78510153
network of independent member firms affiliated
with KPMG International Cooperative (“KPMG
International”) a Swiss entity.

GRIFOLS, S.A. and Subsidiaries
Notes to Condensed Consolidated Interim Financial Statements for the
nine month period ended 30 September 2011
CONTENTS
•	Condensed Consolidated Interim Financial Statements

•	Balance Sheet

•	Income Statement

•	Consolidated Comprehensive Income Statement

•	Statement of Cash Flows

•	Statement of Changes in Net Equity
•	Notes to Condensed Consolidated Interim Financial Statements
(1)	General Information

(2)	Basis of Presentation and Accounting Principles Applied

(3)	Changes in the composition of the Group

(4)	Financial Risk Management Policy

(5)	Segment Reporting

(6)	Goodwill

(7)	Other Intangible Assets and Property, Plant and Equipment

(8)	Trade Receivables

(9)	Other current assets

(10)	Cash and Cash equivalents

(11)	Capital and Reserves

(12)	Financial Liabilities

(13)	Financial Income and Expenses

(14)	Income Tax

(15)	Discontinued Operation

(16)	Commitments and Contingencies

(17)	Related Parties

(18)	Subsequent Events

I

GRIFOLS, S.A. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
at 30 September 2011 and 31 December 2010

	30/09/11	31/12/10

	(unaudited)
	(expressed in thousands of euros)
Assets
Non-current assets

Intangible assets
Goodwill (note 6)	1,862,499	189,448
Other intangible assets (note 7)	905,324	78,299

Total intangible assets	2,767,823	267,747
Property, plant and equipment (note 7)	868,331	434,131
Investments in equity accounted investees	1,165	598
Non-current financial assets (note 12)	11,125	7,535
Deferred tax assets	158,382	34,889

Total non-current assets	3,806,826	744,900

Current assets
Inventories	997,024	527,865
Trade and other receivables
Trade receivables (note 8)	374,051	224,355
Other receivables	52,241	44,032
Current income tax assets	55,788	14,607

Trade and other receivables	482,080	282,994
Other current financial assets	24,543	12,946
Other current assets (note 9)	13,636	80,628
Cash and cash equivalents (note 10)	162,615	239,649

Total current assets	1,679,898	1,144,082

Total assets	5,486,724	1,888,982

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
at 30 September 2011 and 31 December 2010

Equity and liabilities	30/09/11	31/12/10

	(unaudited)
	(expressed in thousands of euros)
Equity

Share capital (note 11)	114,914	106,532
Share premium (note 11)	890,355	121,802
Reserves (note 11)
Accumulated gains	521,899	350,543
Other reserves	49,741	53,061

Total reserves	571,640	403,604
Own shares (note 11)	(1,927)	(1,927)
Profit for the period / year attributable to the Parent	43,793	115,513

Total	1,618,775	745,524
Available-for-sale financial assets	(563)	—
Cash flow hedges	(19,199)	(1,751)
Translation differences	(2,775)	(50,733)

Other comprehensive income	(22,537)	(52,484)

Equity attributable to the Parent	1,596,238	693,040
Non-controlling interests	2,372	14,350

Total equity	1,598,610	707,390

Liabilities

Non-current liabilities
Grants	1,563	2,088
Provisions	9,810	1,378
Non-current financial liabilities
Loans and borrowings, bonds and other marketable securities	2,745,810	665,385
Other financial liabilities	92,489	10,474

Total non-current financial liabilities (note 12)	2,838,299	675,859
Deferred tax liabilities	482,959	79,141

Total non-current liabilities	3,332,631	758,466

Current liabilities

Provisions	77,722	4,365
Current financial liabilities
Loans and borrowings, bonds and other marketable securities	109,414	191,635
Other financial liabilities	12,236	18,236

Total current financial liabilities (note 12)	121,650	209,871
Debts with associates	1,907	1,162
Trade and other payables
Suppliers	230,567	160,678
Other payables	27,672	11,928
Current income tax liabilities	10,805	4,172

Total trade and other payables	269,044	176,778
Other current liabilities	85,160	30,950

Total current liabilities	555,483	423,126

Total liabilities	3,888,114	1,181,592

Total equity and liabilities	5,486,724	1,888,982

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES
Condensed Consolidated Income Statements
for the Nine Month Period Ended 30 September 2011 and 2010

	30/09/11	30/09/10

	(unaudited)
	(expressed in thousands of euros)
Continuing Operations
Revenues (note 5)	1,205,540	738,823
Changes in inventories of finished goods and work in progress	(21,125)	34,441
Self-constructed non-current assets	77,215	23,812
Supplies	(287,254)	(222,484)
Other operating income	5,583	946
Personnel expenses	(329,001)	(213,880)
Other operating expenses	(343,277)	(150,380)
Amortisation and depreciation (note 7)	(59,765)	(33,251)
Transaction costs of Talecris business combination (note 3 & 9)	(42,556)	(9,713)
Non-financial and other capital grants	1,081	668
Impairment and gains/(losses) on disposal of fixed assets (notes 6 & 7)	(23,015)	105

Results from operating activities	183,426	169,087

Finance income	2,823	2,605
Finance expenses (notes 8 & 13)	(123,554)	(36,848)
Change in fair value of financial instruments (note 13)	2,938	(6,368)
Exchange gains / (losses)	(3,218)	897

Finance expense	(121,011)	(39,714)

Share of loss of equity accounted investees	(942)	(787)

Profit before income tax	61,473	128,586

Income tax expense (note 14)	(17,795)	(32,800)

Consolidated profit for the period	43,678	95,786

Profit attributable to equity holders of the Parent	43,793	97,021
Loss attributable to non-controlling interests	(115)	(1,235)
Basic earnings per share (Euros)	0.18	0.46

Diluted earnings per share (Euros)	0.18	0.46
The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES
Condensed Consolidated Statement of Comprehensive Income
for the Nine Month Period Ended 30 September 2011 and 2010

	30/09/11	30/09/10

	(unaudited)
	(expressed in thousands of euros)
Consolidated profit for the period	43,678	95,786

Other comprehensive income

Income and expenses generated during the period

Measurement of financial instruments	(563)	0

Available-for-sale financial assets	(804)	0
Tax effect	241	0

Cash flow hedges	(19,199)	0
Cash flow hedges	(31,647)	0
Tax effect	12,448	0

Translation differences	47,953	28,330

Income and expenses generated during the period	28,191	28,330

Income and expense recognised in the income statement:

Cash flow hedges	1,751	148
Cash flow hedges	2,870	247
Tax effect	(1,119)	(99)

Income and expense recognised in the income statement:	1,751	148

Other comprehensive income and expenses for the period	29,942	28,478

Total comprehensive income and expenses for the period	73,620	124,264

Total comprehensive income / (losses) attributable to the Parent	73,740	123,899
Total comprehensive income / (losses) attributable to non-controlling interests	(120)	365

Total comprehensive income for the period	73,620	124,264

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES
Condensed Consolidated Statement of Cash Flows
for the Nine Month Period Ended 30 September 2011 and 2010

	30/09/11	30/09/10
	(unaudited)
	(expressed in thousands of euros)
Cash flows from operating activities
Profit before tax	61,473	128,586
Adjustments for:	174,399	68,223
Amortisation and depreciation	59,765	33,251
Other adjustments:	114,634	34,972
Losses on equity accounted investments	942	787
Exchange differences	3,218	(897)
Net provision charges	17,781	825
(Profit) / loss on disposal of fixed assets	7,585	(239)
Government grants taken to income	(1,081)	(668)
Finance expense / income	108,524	36,096
Other adjustments	(22,335)	(932)
Changes in capital and assets	(66,584)	(84,508)
Change in inventories	8,059	(14,496)
Change in trade and other receivables	(37,019)	(25,587)
Change in current financial assets and other current assets	2,228	(37,321)
Change in current trade and other payables	(39,852)	(7,104)
Other cash flows from operating activities	(108,330)	(40,454)
Interest paid	(104,497)	(21,671)
Interest recovered	1,970	2,158
Income tax paid	(5,803)	(20,941)

Net cash from operating activities	60,958	71,847

Cash flows from investing activities
Payments for investments	(1,730,941)	(82,427)
Group companies and business units (note 3)	(1,624,869)	(3,728)
Property, plant and equipment and intangible assets	(105,259)	(75,046)
Property, plant and equipment	(87,026)	(67,915)
Intangible assets	(18,233)	(7,131)
Other financial assets	(813)	(3,653)
Proceeds from the sale of property, plant and equipment	76,385	2,551
Property, plant and equipment	70,913	2,551
Other financial assets	5,472	0

Net cash used in investing activities	(1,654,556)	(79,876)

Cash flows from financing activities

Proceeds from and payments for equity instruments	(2,473)	(1,250)
Issue	(2,473)	0
Acquisition of own shares	0	(1,250)
Proceeds from and payments for financial liability instruments	1,802,630	27,619
Issue	2,987,566	75,680
Redemption and repayment	(1,184,936)	(48,061)
Dividends and interest on other equity instruments paid	0	(27,282)
Other cash flows from financing activities	(290,923)	323
Transaction costs of financial instruments issued in the acquisition of Talecris	(291,270)	0
Other amounts received from financing activities	347	323
Net cash from / (used in) financing activities	1,509,234	(590)
Effect of exchange rate fluctuations on cash	7,330	13,742
Net increase in cash and cash equivalents	(77,034)	5,123
Cash and cash equivalents at beginning of the period	239,649	249,372
Cash and cash equivalents at end of period	162,615	254,495
The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES
Condensed Statement of Changes in Consolidated Equity
for the Nine Month Period Ended 30 September 2011

	Attributable to equity holders of the Parent
				Profit			Other comprehensive income			Equity
				attributable					Available-for	attributable
	Share	Share		to	Interim	Own	Translation	Cash flow	sale financial	to	Non-controlling
	capital	premium	Reserves (*)	Parent	Dividend	Shares	differences	hedges	assets	Parent	interests	Equity
	(unaudited)
	(expressed in thousands of euros)

Balances at 31 December 2009	106,532	121,802	314,903	147,972	(31,960)	(677)	(90,253)	(1,948)	0	566,371	12,157	578,528

Translation differences	—	—	—	—	—	—	26,730	—	—	26,730	1,600	28,330
Cash flow hedges	—	—	—	—	—	—	—	148	—	148	—	148

Other comprehensive income for the period	0	0	0	0	0	0	26,730	148	0	26,878	1,600	28,478
Profit/(loss) for the period	—	—	—	97,021	—	—	—	—	—	97,021	(1,235)	95,786

Total comprehensive income for the period	0	0	0	97,021	0	0	26,730	148	0	123,899	365	124,264

Operations with own shares	—	—	—	—	—	(1,250)	—	—	—	(1,250)	—	(1,250)

Other changes	—	—	(71)	—	—	—	—	—	—	(71)	(166)	(237)

Distribution of 2009 profit
Reserves	—	—	88,783	(88,783)	—	—	—	—	—	0	—	0
Dividends	—	—	—	(27,229)	—	—	—	—	—	(27,229)	(53)	(27,282)
Interim dividend	—	—	—	(31,960)	31,960	—	—	—	—	0	—	0

Operations with equity holders or owners	0	0	88,712	(147,972)	31,960	(1,250)	0	0	0	(28,550)	(219)	(28,769)

Balances at 30 September 2010	106,532	121,802	403,615	97,021	0	(1,927)	(63,523)	(1,800)	0	661,720	12,303	674,023

Balances at 31 December 2010	106,532	121,802	403,604	115,513	0	(1,927)	(50,733)	(1,751)	0	693,040	14,350	707,390

Translation differences	—	—	—	—	—	—	47,958	—	—	47,958	(5)	47,953
Cash flow hedges	—	—	—	—	—	—	—	(17,448)	—	(17,448)	—	(17,448)
Available-for-sale financial assets Gains/(losses)	—	—	—	—	—	—	—	—	(563)	(563)	—	(563)

Other comprehensive income for the period	0	0	0	0	0	0	47,958	(17,448)	(563)	29,947	(5)	29,942

Profit/(loss) for the period	—	—	—	43,793	—	—	—	—	—	43,793	(115)	43,678

Total comprehensive income for the period	0	0	0	43,793	0	0	47,958	(17,448)	(563)	73,740	(120)	73,620

Other changes	—	—	(36)	—	—	—	—	—	—	(36)	(213)	(249)
Capital Increase (note 11)	8,382	768,553	(2,473)	—	—	—	—	—	—	774,462	—	774,462
Other movements (note 11)	—	—	52,864	—	—	—	—	—	—	52,864	—	52,864
Australian-Swiss group acquisition (note 3)	—	—	2,168	—	—	—	—	—	—	2,168	(11,645)	(9,477)

Distribution of 2010 profit
Reserves	—	—	115,513	(115,513)	—	—	—	—	—	0	—	0

Operations with equity holders or owners	8,382	768,553	168,036	(115,513)	0	0	0	0	0	829,458	(11,858)	817,600

Balances at 30 September 2011	114,914	890,355	571,640	43,793	0	(1,927)	(2,775)	(19,199)	(563)	1,596,238	2,372	1,598,610

(*)	Reserves include accumulated earnings and other reserves
The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
(1)	General Information
Grifols, S.A (hereinafter, the Company or the Parent Company) was founded in Spain on 22 June 1987 as a limited liability company for an indefinite period of time. Its registered and fiscal address is in Barcelona (Spain). The Company’s statutory activity is the provision of corporate administrative, management and control services and investment in real and personal property. Its main activity consists on the provision of corporate administrative, management and control services to its subsidiaries.
All the Company’s shares are listed in the Barcelona, Madrid, Valencia, and Bilbao stock exchanges and on the Spanish electronic market. Class B shares issued in May 2011, began quotation on the NASDAQ (United States) and on the Automated Quotation System in Spain on 2 June 2011 (see note 11).
Grifols, S.A. is the parent company of a Group (hereinafter the Group) which acts on an integrated basis under a common management and whose main activity is the procurement, manufacture, preparation, and sale of therapeutic products, particularly haemoderivatives.
The main manufacturing facilities of the Spanish companies of the Group are located in Barcelona, Parets del Vallés (Barcelona) and Torres de Cotillas (Murcia), while those of the North American companies are located in Los Angeles (California, USA), Clayton (North Carolina, USA) and Melville (New York, USA).
(2)	Basis of Presentation and Accounting Principles Applied
These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2010 prepared in accordance with IFRS as issued by the International Accounting Standard Board (IASB).
The Board of Directors of Grifols, S.A. authorised for issue these Condensed Consolidated Interim Financial Statements at their meeting held on 20 October 2011.
The figures in these condensed consolidated interim financial statements are expressed in thousands of Euros.
The condensed consolidated interim financial statements of the Grifols Group for the nine month period ended 30 September 2011 have been prepared based on the accounting records kept by Grifols and its subsidiaries.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
Accounting principles and basis of consolidation applied
The accounting principles and basis of consolidation applied in the preparation of these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2010.
In addition, the following standards that entered into force in 2011 have, accordingly, been taken into account for the preparation of these condensed consolidated interim financial statements:
•	IAS 24 Revised Related Party Disclosures (effective date: 1 January 2011).

•	Amendment to IFRIC 14: Prepayment of a minimum funding requirement (effective date: 1 January 2011).

•	IFRS 7 Amendments resulting from May 2010 Annual Improvements (effective date: 1 January 2011).

•	Amendment to IFRIC 13 Customer Loyalty Programmes (effective date: 1 January 2011).

•	IAS 34 Amendments resulting from May 2010 Annual Improvements (effective date: 1 January 2011).

•	IAS 1 Amendments resulting from May 2010 Annual Improvements (effective date: 1 January 2011).
The application of these standards has not had a significant impact on the Group’s condensed consolidated interim financial statements or has not been applicable.
The IASB also issued the following standards that are effective for reporting periods beginning after 1 January 2011:
•	Amendment to IAS 12 Deferred tax: recovery of underlying assets (effective date: 1 January 2012)

•	Amendment to IFRS 1 Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters (effective date: 1 July 2011)

•	Amendment to IFRS 7 Financial Instrument: Disclosures — Transfer of Financial Assets (effective date: 1 July 2011)

•	IFRS 9 Financial instruments (effective date: 1 January 2013)

•	IFRS 10 Consolidated Financial Statements (effective date: 1 January 2013)

•	IFRS 11 Joint Arrangements (effective date: 1 January 2013)

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
•	IFRS 12 Disclosures of Interests in Other Entities (effective date: 1 January 2013)

•	IFRS 13 Fair Value Measurement (effective date: 1 January 2013)

•	IAS 27 Separate Financial Statements (effective date: 1 January 2013)

•	IAS 28 Investments in Associates and Joint Ventures (effective date: 1 January 2013)

•	IAS 19 Employee Benefits (effective date: 1 January 2013)
The Group has not applied any of the standards or interpretations issued prior to their effective date. The Company’s directors do not expect that any of the above amendments will have a significant effect on the consolidated financial statements.
Responsibility regarding information, estimates, hypotheses, and relevant judgments in the application of accounting policies
The information contained in these condensed consolidated interim financial statements for the nine month period ended 30 September 2011 is the responsibility of the Directors of the Parent Company. The preparation of condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
These estimates are made based on the best information available and refer to:
•	The income tax expense which, according to IAS 34, is recognised in interim periods based on the best estimate of the average tax rate that the Group expects for the annual period.

•	The useful lives of property, plant, and equipment and intangible assets.

•	Measurement of assets and goodwill to determine any related impairment losses.

•	Evaluation of the capitalisation of development costs.

•	Evaluation of provisions and contingencies.

•	The assumptions used for calculation of the fair value of financial instruments.

•	Evaluation of the effectiveness of hedging.

•	Evaluation of the nature of leases (operating or financial).

•	Assumptions used for determining the fair value of assets, liabilities and contingent liabilities in Talecris business combination.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
The estimates, hypotheses and relevant judgements used in the preparation of these condensed consolidated interim financial statements do not differ from those applied in the preparation of the consolidated financial statements as at and for the year ended 31 December 2010.
Seasonality of transactions during this period
Given the nature of the activities conducted by the Group, there are no factors that determine any significant seasonality in the Group’s operations that could affect the interpretation of these condensed consolidated interim financial statements for the nine months period ended 30 September 2011 in comparison with the financial statements for a full fiscal year.
Relative importance
When determining the information to be disclosed in these Notes, in accordance with IAS 34, the relative importance in relation to these condensed consolidated interim financial statements has been taken into account.
(3)	Changes in the composition of the Group
For the preparation of its condensed consolidated interim financial statements, the Group has included its investments in all subsidiaries, associates and joint ventures. Note 1 (b) of the consolidated financial statements as at 31 December 2010 lists the subsidiaries, associates and joint ventures in which Grifols, S.A. holds a direct or indirect stake and that were included in the scope of consolidation at that date.
The main variations in the scope of consolidation during the interim period ended 30 September 2011 are detailed below:
Talecris Biotherapeutics Holdings Corp. and subsidiaries
On 2 June 2011 the Group acquired 100% of the share capital of the American company Talecris Biotherapeutics Holdings Corp. (hereinafter Talecris), which also specialises in the production of plasma-derived biological medication, for a total of Euros 2,593 million (US Dollars 3,736 million).
The operation was performed through a combined offer of cash and a new issue of Grifols non—voting shares (hereinafter Class B shares) (see note 11).
The offer was made in relation to all Talecris shares and the price offered per share amounted to US Dollars 19 in cash (totaling US Dollar 2,541 million) and 0.641 Grifols’s Class B shares for each Talecris share issued held by Talecris LLC and directors of Talecris and 0.6485 Grifols’s Class B shares for each Talecris share issued (totaling US Dollar 1,195 million).

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
On 2 May 2011, the Group signed a “Consent Agreement” with the Staff of the Bureau of Competition of the US Federal Trade Commission (FTC) by means of which the conditions for the merger transaction between both companies were agreed.
To satisfy the Consent Agreement conditions, the Group has signed agreements for the sale of assets and entered into certain commercial, lease and manufacturing agreements with the Italian company Kedrion, for up to seven years.
These agreements refer to the following areas:
•	Kedrion and Grifols entered into a contract manufacturing agreement to fractionate and purify Kedrion’s plasma to deliver IVIG and Albumin under Kedrion’s private label, and Factor VIII under the trade name Koate, all of them for sale only in the United States.

•	Grifols is committed to sell to Kedrion the Melville fractionation facility. Grifols lease from Kedrion the Melville fractionation facility being the lease term 3 years with an optional extension of up to 1 year at Grifols request.

•	Grifols transfer to Kedrion all Koate (factor VIII) technology and commercial agreements for the US market. Grifols will produce Koate for Kedrion up to a period of 7 years.

•	Grifols is committed to sell to Kedrion two plasma collection centers. In addition Grifols committed to sell 200.000 liters of source plasma to Kedrion at a fixed price. At 30 September 2011, the Group has sold to Kedrion those plasma collection centers.

•	Grifols authorizes Kedrion to market and sell in the US, IVIG and albumin manufactured by Grifols for Kedrion.
As required by the Consent Agreement Grifols satisfied all necessary conditions within ten days of the completion of the acquisition.
At the date of publication of these Condensed Consolidated Interim Financial Statements, not all the information necessary is available to definitively determine the fair values of intangible assets, liabilities and contingent liabilities and to allocate the purchase price accordingly. The values shown in the tables below should therefore be considered as provisional amounts.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
Details of the aggregate business combination cost and provisional fair value of the net assets acquired and provisional goodwill at the acquisition date (or excess of the cost of the business combination over the fair value of identifiable net assets acquired) are as follows:

	Thousands of	Thousands of
	Euros	USD
New issue of shares (valuation of Class B Shares)	829,799	1,195,574

Cash paid (19 USD per share)	1,763,601	2,540,997

Total cost of business combination	2,593,400	3,736,571

Fair value of net assets acquired (provisional)	1,011,105	1,456,799

Goodwill (excess of the cost of the business combination over the fair value of identifiable net assets acquired)	1,582,295	2,279,772

	(see note 6)

Cash paid	1,763,601	2,540,996
Cash and cash equivalents of the acquired company	(149,693)	(215,678)

Cash outflow for the acquisition	1,613,908	2,325,318

The fair value of Class B shares has been determined at the average price of the first weeks of quotation price on the stock exchange, being considered as a representative period for determining the fair value as they started quotation on 2 June.
Costs incurred in the acquisition amounting to Euros 59.6 million have been expensed as incurred and are included in Other operating expenses for an amount of Euros 42.6 million in the nine month period ended 30 September 2011, Euros 9.7 million in the nine month period ended 30 September 2010, and Euros 7.3 million in the last three months of the year 2010.
Goodwill generated in the acquisition is attributed to the workforce, synergies and other expected benefits from the business combination of the assets and activities of the Group.
The acquisition of Talecris will consolidate the Group as the world ’s third largest producer of plasma products, significantly expanding its presence in the United States. Among other aspects, it will increase product availability in the market to the benefit of patients, through higher collection capacity and plasma fractionation.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
Had the acquisition taken place at 1 January 2011, the Group’s revenue for the period would be Euros 507,039 thousand higher and consolidated profit for the period, excluding exceptional items as transaction costs and stock options cancellation costs derived from the change of control, would be Euros 72,391 thousand higher. Revenues and profits corresponding to Talecris from the date of acquisition to 30 September 2011 amount to Euros 420,799 thousand and Euros 74,511 thousand.
At the date of acquisition, the amounts of recognized assets, liabilities and contingent liabilities are as follows:

	Fair Value		Book Value
	Thousands	Thousands	Thousands	Thousands
	of Euros	of USD	of Euros	of USD
Intangible assets (note 7)	778,934	1,122,288	21,122	30,432
Property, plant and equipment (note 7)	466,674	672,384	306,401	441,462
Non — current financial assets	1,466	2,112	1,466	2,112
Deferred tax assets	51,022	73,513	51,022	73,513
Non-current assets held for sale	8,200	11,814	2,254	3,247
Inventories	452,311	651,689	490,976	707,398
Trade and other receivables	191,555	275,992	191,555	275,992
Other assets	2,364	3,406	2,364	3,406
Cash and cash equivalents	149,693	215,678	149,693	215,678

Total assets	2,102,218	3,028,876	1,216,852	1,753,240

Non — current provisions	9,250	13,327	9,250	13,327
Non — current financial liabilities	6,289	9,061	6,289	9,061
Current financial liabilities	473,085	681,621	473,085	681,621
Current provisions	67,966	97,926	31,180	44,924
Trade and other payables	146,360	210,875	146,360	210,875
Other current liabilities	48,533	69,927	43,510	62,689
Deferred tax liabilities	339,630	489,340	21,610	31,135

Total liabilities and contingent liabilities	1,091,113	1,572,077	731,283	1,053,632

Total net assets acquired	1,011,105	1,456,799	485,569	699,608

The following fair values have been determined on a provisional basis:
•	Intangible assets (currently marketed products, research and development) have been determined provisionally pending completion of an independent valuation.

•	Contingent liabilities have also been determined provisionally pending a final independent legal advice which is expected during the measurement period.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
Australian-Swiss group
In August 2011 the Group acquired the remaining 51% outstanding capital stock of Woolloomooloo Holdings Pty Ltd, the holding company of the Australian-Swiss group, Lateral-Medion, of which the Company had acquired 49% of the capital stock and 100% of the voting rights on March 2009, thus having control since then. The total sum paid for the acquisition of the remaining 51% of the capital stocks amounts to AUD 12.5 million (Euros 9.5 million). Therefore, the difference between price paid and non-controlling interest has been accounted for directly as additional reserves by an amount of Euros 2.2 million.
(4)  Financial Risk Management Policy
At 30 September 2011 the Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements for the year ended 31 December 2010.
(5)  Segment Reporting
The distribution by business segments of the Group’s net revenues and consolidated income for the six month periods ended 30 September 2011 and 30 September 2010 is as follows:

	Net revenues (Thousands of Euros)
	Nine months ended	Nine months ended
SEGMENTS	30 September 2011	30 September 2010
Bioscience	1,017,281	578,756
Hospital	70,743	65,285
Diagnostic	87,480	81,001
Raw materials + Other	30,036	13,781

TOTAL	1,205,540	738,823
The variation in Bioscience and Raw materials+Other net revenues reflects mainly the incorporation of four months of Talecris companies amounting to Euros 403,038 thousand and Euros 17,761 thousand respectively.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011

	Consolidated
	Income/(loss) (Thousands of Euros)
	Nine months ended	Nine months ended
SEGMENTS	30 September 2011	30 September 2010
Bioscience	347,894	236,159
Hospital	5,559	5,070
Diagnostic	(10,442)	5,844
Raw materials + Other	15,190	6,880

Total income of reported segments	358,201	253,953

Unallocated expenses plus net financial result	(296,728)	(125,367)

Profit before income tax from continuing operations	61,473	128,586
The variation in the Diagnostic profit is mainly due to the goodwill impairment recognized in this period (see note 6).
The variation in the Bioscience and Raw materials+Other segment profit reflects mainly the incorporation of four months of Talecris companies amounting to Euros 118,169 thousand and Euros 8,108 thousand respectively.
The main variation in unallocated expenses plus net financial result is mainly due to the transaction costs from the acquisition of Talecris Biotherapeutics Holdings Corp.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
(6)  Goodwill
Details and movement in goodwill during the nine months ended 30 September 2011 are as follows:

	Thousands of Euros
	Balance at	Business		Translation	Balance at
	31/12/10	Combination	Impairment	differences	30/09/11

Net value

Grifols UK,Ltd. (UK)	7,982	0	0	(55)	7,927
Grifols Italia,S.p.A. (Italy)	6,118	0	0	0	6,118
Biomat USA, Inc. (USA)	113,052	0	0	(1,181)	111,871
Plasmacare, Inc. (USA)	38,464	0	0	(402)	38,062
Woolloomooloo Holdings Pty
Ltd. (Australia)	23,832	0	(13,000)	(655)	10,177

Talecris Biotherapeutics (USA)	0	1,582,295	0	106,049	1,688,344

	189,448	1,582,295	(13,000)	103,756	1,862,499

		(note 3)
Goodwill has been allocated to each of the Group’s cash-generating units (CGUs) in accordance with their respective business segments and on a geographical basis, this being the lowest level at which goodwill is controlled for management purpose and lower than the operating segments. Plasmacare, Inc. is integrated into the management of Biomat USA, Inc. for the purpose of impairment testing.
Goodwill has been allocated to the cash generating units as follows:
•	UK: bioscience segment

•	Italy: bioscience segment

•	USA: bioscience segment

•	Australia: mainly to diagnostic segment.
The recoverable amount of a CGU is determined based on its value in use. These calculations use cash flow projections based on the financial budgets approved by management. Cash flows estimated as of the year in which stable growth has been reached are extrapolated using the estimated growth rates indicated below.
At 30 September 2011, on the basis of the profits generated during the nine-month period ended 30 September 2011, there are no indications that the goodwill of the CGUs belonging to the Bioscience segment has been impaired.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
For the six months ended 30 June 2011, there was an impairment indicator for the Australia CGU and therefore goodwill impairment was prepared. The CGU’s market performance was lower than expected. As a result of the impairment test performed, an impairment of the CGU’s goodwill (diagnostic) of Euros 13,000 thousand has been accounted for at 30 June 2011. At 30 September 2011, there are no indications that an additional impairment has to be recorded.
The key assumptions used in calculating values in use for the year ended 31 December 2010 and for the six month period ended 30 June 2011 were as follows:

	31/12/2010
	Growth rate	Pre- tax discount rate
Bioscience	2.0% - 3.0%	10.5% - 10.9%
Diagnostic	2.0%	10.4%

	30/06/2011
	Growth rate	Pre - tax discount rate
Bioscience	N/A	N/A
Diagnostic	2.0%	11.5%
Management determined budgeted gross margins based on past experience and forecasted market development. Average weighted growth rates are coherent with the forecasts included in industry reports. The discount rate used reflects specific risks related to the CGU.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
(7)  Other Intangible Assets and Property, Plant, and Equipment
Movement of Other Intangible Assets and Property, Plant and Equipment during the nine months ended 30 September 2011 is as follows:

	Thousands of Euros
	Other intangible	Property, plant
	Assets	and equipment	Total
Total Cost at 31/12/2010	151,861	656,295	808,156

Total dep. & amort. At 31/12/2010	(73,562)	(221,515)	(295,077)

Impairment at 31/12/2010	0	(649)	(649)

Balance at 31/12/2010	78,299	434,131	512,430

Cost

Additions	18,232	91,018	109,250
Business Combination	778,934	466,674	1,245,608
Disposals	(619)	(127,779)	(128,398)
Transfers	(117)	(895)	(1,012)
Translation differences	53,942	33,285	87,227

Total Cost at 30/09/2011	1,002,233	1,118,598	2,120,831

Depreciation & amortization

Additions	(21,733)	(38,032)	(59,765)
Disposals	4	15,450	15,454
Transfers	596	416	1,012
Translation differences	(2,092)	(3,849)	(5,941)

Total dep. & amort. At 30/09/2011	(96,787)	(247,530)	(344,317)

Impairment

Additions	(122)	(1,974)	(2,096)
Disposals	0	17	17
Translation differences	0	(131)	(131)

Impairment at 30/09/2011	(122)	(2,737)	(2,859)

Balance at 30/09/2011	905,324	868,331	1,773,655
Additions in property, plant and equipment mainly relates to the Bioscience segment, Talecris contributing an amount of Euros 51.4 million.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
At 30 September 2011 there are no indications that these assets have been impaired.
Intangible assets with indefinite useful lives amount to Euros 24,015 thousand at 30 September 2011 (Euros 24,691 thousand at 31 December 2010). The key assumptions used in calculating value in use for intangible assets with indefinite useful lives for the year 2010 were as follows:
Growth rate used to extrapolate projections: 3.0%
Pre-tax discount rate: 10.9%
(a)	Business Combination

The main identified intangible assets correspond to the currently marketed products in that they represent the combined value of the product rights, regulatory approval documentation, product brand names, and doctor and patient relationship related to each product (note 3).
The estimated remaining useful life remains at 30 years, using the straight-line method.

To determine the fair value of tangible assets and their remaining useful life of the tangible assets, the Company has used a third party appraisal (note 3). The main increase in value corresponds to buildings and machinery which their remaining useful life is an average of 23 years and 8 years, respectively.

(b)	Sale of Spanish properties and lease back

On 10 May, 2011 the Group sold five properties based in Spain mainly related to non-core assets such as offices and warehouses and a factory premise, by an aggregated amount of Euros 80.4 million to Gridpan Invest, S.L., a company fully owned by Scranton Enterprises, B.V., a related party of Grifols, S.A. Two of the premises were sold together with its related mortgage loans amounting in total to Euros 53.5 million. As a result of the transactions the Group has recognized a net loss of Euros 7.4 million. The prices paid for the properties were established based on the appraisals made by independent appraisers.

At the same time, operating lease agreements for the aforementioned properties were entered into with Gridpan Invest, S.L., the main terms of the agreements being as follows:
-	Compulsory initial term of five years,

-	Initial rent established at market prices and will be reviewed annually, based on the percentage variation in the Spanish Consumer Price Index (CPI),

-	Automatic extensions of five-year periods that can be avoided by both parties by a six month anticipated notice.

-	Upon vacating the premises, the lessor will reimburse Grifols for the remaining value of leasehold improvements Grifols made.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
In addition, the Group entered into a free of charge purchase option over the shares of Gridpan Invest, S.L. exercisable between 10 May 2016 and 10 May 2017. The strike price will be at market value at the date of exercise, based on independent appraisers.

The rental expense recognized by the Group for the nine months period ended 30 September 2011 in connection with these agreements amounted to Euros 2,996 thousand, which related in full to the minimum contractual payments.

(c)	Sale of properties and equipment in the USA and lease back

On 9 June 2011 the Group entered into several agreements for the sale and lease back of a manufacturing building and related equipment to third party companies California Biogrif 330, LP and LA 300 Biologicals Financing, LP respectively. In addition, a lease was entered into for the piece of land on which the building sold is constructed, for a term of 99 years, to the same party. The sales price received for the building amounted to US Dollars 35.4 million (Euros 24.6 million) and the sales price for the equipment US Dollars 23.8 million (Euros 16.5 million).

The lease of the building has been designed as operating, while the lease of the equipment is considered as finance considering the terms of the purchase option. As a result of the sale of the building, the Group has recognized a net loss of US Dollars 2.4 million (Euros 1.3 million) mainly due to the expenses incurred on the transaction.

The main terms of the operating lease agreement over the building are as follows:
•	Compulsory initial term of 20 years.

•	Initial rent has been established at market prices and will be reviewed annually with a 3% increase. On the first day of the sixth year, the remaining rents until year twenty will be paid in advance in a lump sum.

•	Renewal option to extend for a ten-year period at Grifols Group election.

•	Purchase options granted during the sixth year and in year twenty (20) at market value, to be estimated by independent appraisers.
The main terms of the finance lease agreement over the equipment are a compulsory term of five years, and sixty (60) monthly rent instalments of Dollars 529 thousand (Euros 369 thousand). The lease agreement is not renewable and provides for the repurchase of the equipment at the end of the term for $1.

The rental expense recognized by the Group for the nine month period ended 30 September 2011 in connection with the operating lease agreement amounted to US Dollars 2,456 thousand (Euros 1,713 thousand) , which related in full to the minimum contractual payments.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
Future minimum non—cancellable payments of new operating leases derived from the above mentioned operating leases and Talecris business acquisition are as follows:

Thousand Euros
30/09/11
Maturity:
Up to 1 year	21,608
Between 1 and 5 years	88,675
More than 5 years	16,405

Total future minimum payments	126,688

Details of minimum payments and the current finance lease liabilities incurred on the financial lease transaction over the equipment in the US described above, by maturity date, are as follows:

	Thousand Euros
	30/09/11
	Current	Non-current

Minimum payments	4,700	17,338
Interest	(1,856)	(3,371)

Present value	2,844	13,967

	Thousand Euros
	30/09/11
	Minimum payments	Interest	Present value

Maturity at:

Less than one year	4,700	1,856	2,844
Two years	4,700	1,497	3,203
Three years	4,700	1,092	3,608
Four years	4,700	637	4,063
Five years	3,238	145	3,093

Total	22,038	5,227	16,811

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
(8)	Trade Receivables

At 30 September 2011, some Group companies had signed purchase agreements for credit rights without recourse with certain financial institutions.

The total sum of credit rights sold without recourse, for which ownership was transferred to financial entities pursuant to the aforementioned agreements, amounts to Euros 134,560 thousand for the nine month period ended at 30 September 2011 (Euros 96,870 thousand for the nine month period ended 30 September 2010).

The financial expenses of these operations incurred by the Group for the nine month period ended 30 September 2011 amounted to approximately Euros 5,439 thousand (Euros 4,210 thousand for the nine month period ended at 30 September 2010) which are recorded under the “Finance Expenses” caption in the condensed consolidated income statement.

(9)	Other current assets

Other current assets corresponding to the costs incurred in connection with the issuance of new share capital increase have been taken to equity when the capital increase has been performed while other current assets corresponding to the issuance of senior debt and High Yield bonds, have been deducted from the financial liability when the debt has been issued (2 June 2011) (see note 12). Expenses amounting to Euros 42,556 thousand, for the nine month period ended 30 September 2011, incurred related to the business combination have been expensed (Euros 9,713 thousand for the nine month period ended at 30 September 2010).

(10)	Cash and Cash equivalents

The Group has carried out the following investing and/or financing operations which have not required the use of cash or cash equivalents:
•	The Group has sold properties in Spain amounting to Euros 80.4 million which together with its related mortgage loan of Euros 53.5 million resulted in a net cash inflow of Euros 26.9 million (see note 7).

•	Part of the consideration paid in the acquisition of Talecris Group has been realized by delivery of Class B shares (see note 3). The issue of Class B shares has had no cash impact.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
At 30 September 2011 net cash from operating activities amounts to Euros 63.663 thousand. The impact of non-recurring effects are the following:
•	This amount includes a decrease in profit before tax due to the transaction costs incurred by the Group during the nine month period ended 30 September 2011 amounting to Euros 42,556 thousand (9,713 thousand for the nine months ended at 30 September 2010) that have been paid in this period.

•	Change in current trade and other payables includes Euros 19,516 thousand corresponding to business combination costs accrued by Talecris companies prior to acquisition date and paid during June 2011.
(11)	Capital and Reserves

Details of consolidated equity and changes are shown in the condensed consolidated statement of changes in equity, which forms part of the condensed consolidated interim financial statements.
(a)	Share Capital and Share Premium

As authorised by the shareholders at their extraordinary shareholders’ general meeting held on 25 January 2011, the Parent Company agreed to increase share capital through the issue of 83,811,688 new non-voting shares (Class B shares), which have been used in its acquisition of Talecris. These shares are listed on the NASDAQ Global Market (United States) and the Automated Quotation System (“mercado continuo”) (Spain).

At 30 September 2011 the Company’s share capital currently stands at 114,913,618 Euros, represented by:
•	Class A Shares: 213,064,899 ordinary shares of 0.50 Euros nominal value each, fully subscribed and paid up, of the same class and series being the ordinary shares of the Company.

•	Class B Shares: 83,811,688 preference non-voting shares of 0.10 Euros nominal value each, of the same class and series, and with the preferential rights set forth in the Company’s by laws.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
On 1 June 2011 Grifols, S.A. informed that the “Nota sobre Acciones” (Securities Note) requested for the admission to trading of Class B Shares was registered. Grifols has requested the admission to trading of the Class B Shares on the Stocks Exchanges of Madrid, Barcelona, Bilbao and Valencia as well as on Automated Quotation System (“mercado continuo”) and, through the American Depositary Shares (ADSs), on the National Association of Securities Dealers Automated Quotation (NASDAQ). The trading of Class B Shares on the Stock Market Interconnection System and the ADSs on the NASDAQ started on 2 June 2011.

The fair value of the Class B Shares has been estimated as its market value on the first weeks of quotation, as they began quotation on 2 June 2011. The positive difference amounting to Euros 52,864 thousand arising between the value assigned in the deeds of the share increase (Euros 776,935 thousand) and the fair value (Euros 829,799 thousand) has been presented as reserves.

The main characteristics of the Class B shares are as follows:
•	Each Class B share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each fiscal year equal to a 0.01 Euros per Class B share if the aggregate preferred dividend does not exceed the distributable profits of that fiscal year. This preferred dividend is not cumulative if no sufficient distributable profits are obtained in the year.

•	Each Class B share is entitled to receive, in addition to the preferred dividend referred to above, the same dividends and other distributions as one Grifols ordinary share.

•	Each Class B share entitles its holder to have it redeemed under certain circumstances, if a tender offer for all or part of the shares in the Company is made and settled except if holders of Class B shares have been entitled to participate in such offer and have their shares acquired in such offer equally and on the same terms as holders of Class A shares. Terms and conditions of redemption incorporated in by laws limit the amounts to be redeemed to the existence of distributable reserves and limit the percentage of shares to be redeemed to a relation to the ordinary shares to which the offer is addressed.

•	Each Class B shares has the right to receive prior to the ordinary shares, upon the winding-up and liquidation of Grifols, an amount equal to the sum of (i) the nominal value of each Class B share, and (ii) the share premium paid-up for such Class B share when it was subscribed for. Each holder is entitled to receive, in addition to the Class B liquidation amount, the same liquidation amount that is paid to each Grifols ordinary share.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
(b)	Reserves

The availability of the reserves for distribution is subject to legislation applicable to each of the Group companies. At 30 September 2011, an amount of Euros 29,308 which is equivalent to the carrying amount of development costs pending amortisation of certain Spanish companies (Euros 28,876 thousand at 31 December 2010) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortised.

Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase. At 30 September 2011 and 31 December 2010 the legal reserve of the Parent Company amounts to Euros 21,306 thousand.

Distribution of the legal reserves of other Spanish companies is subject to the same restrictions as those of the Parent Company and at 30 September 2011 and 31 December 2010 the balance of the legal reserves of the other Spanish companies amounts to Euros 2,106 thousand.

Other foreign Group companies have a legal reserve amounting to Euros 692 thousand at 30 September 2011 and 31 December 2010.

(c)	Own Shares

The Parent Company has executed the following transactions with its own shares during the nine month period ended 30 September 2010. There were no movements in own shares from 30 September 2010 through 30 September 2011.

	Num. of shares	Thousand Euros

Balance at 1 January 2010	53,326	677

Acquisitions	105,000	1,250

Balance at 30 September 2010 and 30 September 2011	158,326	1,927

The Parent holds own shares equivalent to 0.05% of its capital at 30 September 2011 (0.07% at 31 December 2010).

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
(d) Dividends
The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders of each company at their general meetings.
The distribution of the profit for the year ended 31 December 2009 is presented in the consolidated statement of changes in equity.
The dividend per share distributed in July 2010 was as follows:

	30/09/2010
	Thousands of Euros
	% of par value	Euro per share	Amount

Ordinary Share	26	0.13	27,229

Total Dividend paid in July 2010	26	0.13	27,229

There were no dividend payments during the nine month period ended 30 September 2011.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
(12) Financial Liabilities
The detail of non-current financial liabilities at 30 September 2011 and 31 December 2010 is as follow:

	Thousands of Euros
Non-current financial liabilities	30/09/11	31/12/10
Issue of Corporate bonds (a)	0	446,918
Issue High Yied Bonds (a)	814,634	0
Transaction costs on bonds	(113,837)	(5,715)

Non-current promissory notes (a)	700,797	441,203

Tranche A (USD)	833,148	0
Tranche B (USD)	950,715	0
Tranche A (EUR)	206,250	0
Tranche B (EUR)	217,250	0
Implicit Floor and swap floor	(28,295)	0
Transaction costs on loans and borrowings	(177,544)	(1,365)
Club Deal	0	100,000
Other loans	19,017	120,813
Finance lease liabilities	24,472	4,734

Loans and borrowings (b)	2,045,013	224,182

Loans and borrowings and bonds or other non current marketable securities	2,745,810	665,385

Financial derivatives	82,214	0

Other non-current financial liabilities	10,275	10,474

	2,838,299	675,859

(a) High Yield Senior Unsecured Notes
On 13 January 2011, the Group closed its scheduled issue of High Yield Senior Unsecured Notes for an amount of US Dollars 1,100 million, with a seven year maturity period (2018) and an annual coupon of 8.25%. This issuance, together with the already completed syndicated loan disclosed in the following paragraphs, allowed the Company to obtain necessary funds to pay the acquisition of Talecris (see note 3) on 2 June 2011.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
As requested by this new credit agreement, on 2 June 2011 the Group has cancelled the US Private Placement (corporate bonds) totaling US Dollar 600 million and has expensed all associated transaction costs. The make—whole premium payment related to the required extinguishment of the US Private Placement amounting to Euros 112 million has been included as transaction costs as the payment was a requirement for obtaining new credit agreement. These costs together with other debt issuance costs (underwriting fees, ticking fees, closing fees, etc.) amounting to further Euros 245 million have been deferred as transaction costs based on the allocation to the associated liabilities.
(b) Loans and borrowings
On 23 November 2010 the Group signed loan agreements amounting to US Dollars 3,400 million for the purchase of Talecris. Details of this collateralized senior debt are as follows:
•	Non-current syndicated financing Tranche A: Senior Debt Loan repayable in five years divided into two tranches: U.S Tranche A and Foreign Tranche A.
•	U.S Tranche A :
•	Aggregate Principal Amount of US 1,200 million.

•	Applicable margin of 375 basic points (bp) linked to US Libor.

•	Floor over US Libor of 1.75%
•	Foreign Tranche A :
•	Aggregate Principal Amount of EUR 220 million.

•	Applicable margin of 400 basic points (bp) linked to Euribor.

•	Floor over Euribor of 1.75%
The detail of the Tranche A by maturity is as follows:

	US Tranche A			Foreign Tranche A
		Amortization in	Amortization in
		thousands of US	thousands of		Amortization in
	Currency	Dollar	Euros	Currency	thousands of Euros

Maturity
2012	USD	112,500	83,315	EUR	20,625
2013	USD	127,500	94,423	EUR	23,375
2014	USD	180,000	133,304	EUR	33,000
2015	USD	585,000	433,237	EUR	107,250
2016	USD	195,000	144,412	EUR	35,750

Total	USD	1,200,000	888,691	EUR	220,000

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
• Non-current syndicated financing Tranche B: six year loan (payment of whole principal upon maturity) divided into two tranches: US. Tranche B and Foreign Tranche B.
•	U.S Tranche B :
•	Aggregate Principal Amount of US 1,300 million.

•	Applicable margin of 425 basic points (bp) linked to US Libor.

•	Floor over US Libor of 1.75%
•	Foreign Tranche B :
•	Aggregate Principal Amount of EUR 220 million.

•	Applicable margin of 450 basic points (bp) linked to Euribor. Floor over Euribor of 1.75%
The detail of the Tranche B by maturity is as follows:

	US Tranche B			Foreign Tranche B
		Amortization in	Amortization in
		thousands of US	thousands of		Amortization in
	Currency	Dollar	Euros	Currency	thousands of Euros

Maturity

2011	USD	3,250	2,407	EUR	550
2012	USD	13,000	9,627	EUR	2,200
2013	USD	13,000	9,627	EUR	2,200
2014	USD	13,000	9,627	EUR	2,200
2015	USD	13,000	9,627	EUR	2,200
2016	USD	9,750	7,221	EUR	1,650
2017	USD	1,231,750	912,205	EUR	208,450

Total	USD	1,296,750	960,342	EUR	219,450

• Senior revolving credit facility amounting to US Dollars 300 million. No amounts have been drawn against the credit facility as of 30 September 2011.
•	U.S Revolving Credit Facility :
•	Commited Amount : US 50 million

•	Applicable margin of 375 basis point (bp).
•	U.S. Multicurrency Revolving Credit Facility:
•	Commited Amount : US 200 million

•	Applicable margin of 375 basis point (bp)
•	Foreign Revolving Credit Facility :
•	Commited Amount : US 50 million.

•	Applicable margin of 400 basis point (bp).

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
The total amortization plus interests of the High Yield Bond and Tranche A & B Senior Loan is detailed as follows:

	Thousands of Euros
		Tranche A and B Senior
	High Yield Bond	Loan

Maturity

2011	0	36,912
2012	67,207	248,917
2013	67,207	254,659
2014	67,207	294,927
2015	67,207	647,256
2016	67,207	262,415
2017	67,207	1,149,077
2018	848,237	0

Total	1,251,481	2,894,163

The issue of the High Yield Bond and Credit Agreement are subject to compliance with certain covenants. At 30 September 2011 the Group is in compliance with these covenants.
The Senior debt is guaranteed by Grifols, S.A. and certain subsidiaries of Grifols, S.A. that together with Grifols, S.A. represent, in the aggregate, at least 85% of the consolidated assets, consolidated EBITDA and consolidated turnover of Grifols, S.A. and its subsidiaries or represents more than 3% of the above measures.
The High Yield Bonds are guaranteed on a senior unsecured basis by existing and future subsidiaries of Grifols, S.A. that guarantee the Senior Debt, other than foreign subsidiaries of Grifols Inc. The High Yield Bonds are guaranteed by Grifols Biologicals Inc., Biomat USA, Inc., Grifols Therapeutics Inc., Talecris Plasma Resources, Inc., Instituto Grifols, S.A., Diagnostic Grifols, S.A., Movaco, S.A., Laboratorios Grifols, S.A., Grifols Italia, S.p.A. and Grifols Deutschland GmbH.
Club Deal and bilateral loans amounting to Euros 297 million have been cancelled on 2 June 2011. All deferred costs associated with them and the remaining cash flow hedge related to the US Private Placement carried out in October 2009 (totally amounting to Euros 9.3 million) have been expensed.
(c) Derivatives
As the floor included in Tranche A and Tranche B loans is in the money, embedded derivatives exist in those contracts, which have been fair valued and separated from the loans.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
In June 2011, the Group subscribed two derivatives in order to comply with the mandatory hedging according to the Credit Agreement, a step-up interest rate swap and a swap floor, which have a notional of US Dollars 1,550 million each. The interest rate swap complies with the criteria required for hedge accounting.
The detail of derivatives at 30 September 2011 and 31 December 2010 is as follows:

				Thousands of euros
		Notional at	Notional at	Value at	Value at
Financial Derivatives	Currency	30/09/11	31/12/10	30/09/11	31/12/10

Interest Rate Swap	EUR	50,000,000	50,000,000	(1,213)	(1,809)

Interest Rate Swap (Cash flow hedge)	USD	1,550,000,000	—	(33,485)	—
Implicit Floor	EUR	439,450,000		(11,726)	—
Implicit Floor	USD	2,496,750,000	—	(35,790)	—

Liability				(82,214)	(1,809)

Unquoted future	N/A	1,271,618	2,000,000	3,089	(2,821)
Unquoted future	N/A	2,200,000	2,200,000	4,518	(3,930)
Swap floor	USD	1,550,000,000	—	1,813	—
Currency Rate Swap	EUR	14,613,600	—	50	—

Assets				9,470	(6,751)
The swap floor value at 30 September 2011 is included in non-current financial assets. The last maturity date of the swap floor is 2016.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
     The detail of current financial liabilities 30 September 2011 and 31 December 2010 is as follows:

	Thousand Euros
Current financial liabilities	30/09/11	31/12/10

Transaction costs High Yield Bonds	(19,501)	0
Interest accrued on bonds	11,201	7,207
Promisory notes	9,704	8,235

Bonds	1,404	15,442

Tranche A (USD)	55,543	0
Tranche B (USD)	9,627	0
Tranche A (EUR)	13,750	0
Tranche B (EUR)	2,200	0
Transaction costs on loans and borrowings	(40,289)	(708)
Club Deal	0	66,667
Other loans	60,770	106,954
Finance lease liabilities	6,409	3,280

Loans and borrowings	108,010	176,193

Loans and borrowings and bonds or other current marketeable securities	109,414	191,635

Financial derivatives	0	8,560

Other current financial liabilities	12,236	9,676

Other current financial liabilities	12,236	18,236

	121,650	209,871

(13) Financial Income and Expenses
In relation to futures contracts with a creditworthy financial entity the underlying asset of which is Company shares, the financial income/(loss) for the nine month period ended 30 September 2011 reflects an unrealised gain of Euros 14.4 million (loss of Euros 7.1 million for the nine month period ended at 30 September 2010). Until 30 September 2011 the Company has sold 728,382 futures and realized a gain of Euros 1.6 million. In June 2011 the remaining future contracts were extended until December 2011.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
(14) Income Tax
Income tax expense is recognised based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period. The Group’s consolidated effective tax rate has increased from 25.51% for the nine month period ended 30 September 2010 to 28.95% for the nine month period ended 30 September 2011 mainly due to a greater portion of earnings being taxed at a higher tax rate due to the inclusion of Talecris.
(15) Discontinued Operations
The Group does not consider any operations as discontinued for the nine month period ended 30 September 2011.
(16) Commitments and Contingencies.
There have been no significant changes to the Group’s commercial commitments during the nine month period ended 30 September 2011. We have included information regarding significant litigation matters and other contingencies related to Talecris below.
(a) Capital Commitments
At 30 September 2011 the Group has commitments and open purchase orders for capital spending from Talecris of approximately US Dollars 66.2 million.
(b) Plasma Centers of America, LLC and G&M Crandall Limited Family Partnership
On 13 December 2010, a jury in the state court case rendered a verdict in the amount of US Dollar 37.0 million in favor of Plasma Centers of America, LLC (PCA) against Talecris Plasma Resources Inc. (TPR) in a breach of contract claim, which was confirmed by the court in post trial motions. The Talecris management filed an appeal to the North Carolina Court of Appeals to review the judgment entered in this case. The jury verdict, if sustained, will bear simple interest at 8% per statute from the date of breach, which totals approximately US Dollars 9 million at 30 September 2011, of which US Dollars 1 million was accrued since acquisition by Grifols. The current provisions in the consolidated balance sheet related to the PCA judgment amounts to US Dollars 45.9 million (Euros 34 million).

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
During the first quarter of 2011, the Talecris Group secured an appeal bond from a surety company in the amount of US Dollars 25.0 million in regard to this litigation.
(c) Foreign Corrupt Practices Act
The Group is continuing an internal investigation into potential violations of the Foreign Corrupt Practices Act (FCPA) at Talecris that occurred prior to the acquisition. Talecris Group became aware of the potential violations while conducting an unrelated review. The FCPA investigation is being conducted by outside counsel. The investigation into certain possible improper payments to individuals and entities made after Talecris’ formation initially focused on payments made in connection with sales in certain Eastern European and Middle Eastern countries, primarily Belarus, Russia and Iran, but we are also reviewing sales practices in Brazil, China, Georgia, Turkey and other countries as deemed appropriate.
In July 2009, Talecris voluntarily contacted the U.S. Department of Justice to advise them of the investigation and to offer their cooperation in any investigation that they wanted to conduct or that they wanted Talecris to conduct. The DOJ has not indicated what action it may take, if any, against us or any individual, or the extent to which it may conduct its own investigation. Even though Talecris self-disclosed this matter to the DOJ, it or other federal agencies may seek to impose sanctions that may include, among other things, debarment, injunctive relief, disgorgement, fines, penalties, appointment of a monitor, appointment of new control staff, or enhancement of existing compliance and training programs. Other countries in which Talecris had conducted business may initiate their own investigations and impose similar penalties. As a result of this investigation, shipments to some of these countries have been suspended while we put additional safeguards in place. In some cases, safeguards involved terminating consultants and suspending relations with or terminating distributors in countries under investigation as circumstances warranted. Talecris resumed sales in countries where they believe that they had appropriate safeguards in place and we are reallocating products to other countries as necessary. To the extent that the Group concludes, or the DOJ concludes, that the Group cannot implement adequate safeguards or otherwise need to change our business practices, distributors, or consultants in affected countries or other countries, this may result in a permanent loss of business from those countries. The Group made an initial presentation of some of the findings of the internal FCPA investigation to the DOJ in July 2011. The Group will continue to present our findings from the investigation to the DOJ. Any sanctions or loss of business could have a material adverse effect on us or our results of operations financial condition, or cash flows. Given the preliminary nature of our findings, our continuing investigation and the uncertainties regarding this matter, we are unable to estimate the financial outcome.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
(d) Compliance with Pharmaceutical Pricing Agreement
In November 2009, Talecris received a letter from the United States Attorney’s Office for the Eastern District of Pennsylvania, which is referred to as the USAO. The USAO requested a meeting to review Talecri’s compliance with the terms of the Pharmaceutical Pricing Agreement, which is referred to as the PPA, under the Public Health Service program. Specifically, the USAO asked for information related to the sale of Talecris’ IVIG product, Gamunex, under that program. In order to have federal financial participation apply to their products under the Medicaid program and to obtain Medicare Part B coverage, manufacturers are required to enter into a PPA. The PPA obligates manufacturers to charge covered entities the Public Health Service price for drugs intended for outpatient use. The Public Health Service price is based on the Medicaid rebate amount. If the USAO determines that Talecris’ practices were inconsistent with the terms of the PPA, the USAO has stated that it may file a civil action against Talecris under the Anti-fraud Injunction Act and seek a court order directing Talecris to comply with the PPA or, potentially, proceed under some other legal theory. An adverse outcome in an Anti-fraud Injunction Act action could have a material adverse effect on our results of operation to the extent that we are barred from allocating a fixed amount of IVIG as available for sale at the Public Health Service price and is forced to give a preference to those purchasers over all other customers. The Group could also be subject to fines, damages, penalties, appointment of a monitor, or enhancement of existing compliance and training programs as a result of government action. The Group is cooperating with the investigation and intend to respond to information requests from the USAO. Based on the information obtained to date, the Group has not determined that any potential liability that may result is probable or can be reasonably estimated.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
(17) Related Parties
Transactions with related parties have been performed as part of the Groups’ ordinary trade and have been performed at arm’s length. The sale and lease back transaction with related parties described in note 7 a) has been made at arm’s length.
Group transactions with related parties during the nine months ended 30 September 2011 were as follows:

	Thousand Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company

Net sales	64	—	—	—
Other service expenses	(1,690)	—	(16,855)	(120)
Rent	—	—	(2,996)
Personnel expenses	—	(4,240)		(1,753)
Sales of Property
Plant and Equipment	—	—	80,393	—

	(1,626)	(4,240)	60,542	(1,873)

“Other services expenses” include costs for professional services with related companies amounting to Euros 9,491 thousand. These costs correspond to those incurred in increasing share capital and the issuance of debt and are deducted from equity and from financial liabilities.
A director signed a consultancy agreement for a three years period for which fees amount to US Dollar 1 million per year and an additional bonus fee of US Dollar 2 million payable upon the fulfilment of certain conditions.
Trade and other receivables at 30 September 2011 include an amount of Euros 14,471 thousand with related companies.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Interim Financial Statements
for the nine month period ended 30 September 2011
Group transactions with related parties during the nine months ended 30 September 2010 were as follows:

	Thousand Euros
		Key management	Other related	Board of directors
	Associates	personnel	parties	of the company

Net purchases	(437)	—	—	—
Net sales	9	—	—	—
Other service expenses	—	—	(8,262)	(135)
Personnel expenses	—	(4,398)	—	(1,150)

	(428)	(4,398)	(8,262)	(1,285)

Non-executive board members representing shareholders interests have received no remuneration during the nine month period ended on 30 September 2011 and 2010.
The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel.
(18) Subsequent Events
The Board of Directors has proposed an increase of capital for an amount of Euros 2,968,765 issuing 29,687,658 new non-voting Class B shares against reserves to be made in December 2011.
The Company is in process of registering their High Yield Senior Unsecured Notes with the SEC on Form F-4. Once registered, the Company will launch an exchange offer whereby holders of the current debt can exchange certificates for debt of equivalent terms but they will have been registered with the SEC.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.
By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date: November 15, 2011